Exhibit 99.1

CORGI INTERNATIONAL LIMITED
Unit 10, 16th Floor, Wah Wai Centre,
38-40 Au Pui Wan Street,
Fo Tan, New Territories,
Hong Kong S.A.R., China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 26, 2006

To the Shareholders of Corgi International Limited:

You are cordially invited to the Extraordinary General Meeting (“EGM”) of Shareholders of Corgi International Limited, a Hong Kong corporation (the “Company”), to be held on June 26, 2006, at 9:00 a.m. local time at the offices of Cooley Godward LLP, 101 California Street, Fifth Floor, San Francisco, California, United States of America for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:

(1)
THAT the execution of the Note and Warrant Purchase Agreement, dated April 28, 2006, by and among the Company and the purchasers named therein, and the promissory notes and warrants issued thereunder (the “Transaction Documents”), and all transactions (the “Transactions”) contemplated thereunder (including but not limited to the allotment and issue of American Depositary Shares of the Company, and the allotment and issue of the Ordinary Shares of the Company underlying such American Depositary Shares pursuant to the terms and subject to the conditions of the Transaction Documents, be hereby confirmed, ratified and approved and that the board of directors of the Company be authorized to do all such further acts and execute such further documents that in its opinion are necessary, desirable or appropriate to give effect to the Transactions (including, for the avoidance of doubt, the issue of the American Depositary Shares of the Company and the Ordinary Shares of the Company underlying such American Depositary Shares as and when the same are required to be issued pursuant to the Transaction Documents);

(2)
THAT subject to the passing of ordinary resolution (1) above, the authorized share capital of the Company be increased from HK$7,500,000 divided into 15,000,000 ordinary shares of HK$0.50 each to HK$8,500,000 divided into 17,000,000 ordinary shares of HK$0.50 each by the creation of 2,000,000 new ordinary shares of HK$0.50 each in the share capital of the Company, each ranking pari passu with respect to all existing ordinary shares of HK$0.50 each of the Company; and

(3)	THAT such other business as may properly come before the meeting or any adjournment or postponement thereof be transacted.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The Transaction Documents are attached as Annex A to the proxy statement accompanying this notice.

The Board has fixed the close of business on May 18, 2006 as the record date for the determination of shareholders entitled to notice of this Extraordinary General Meeting.

By Order of the Board,

 /s/ C. JOHN CLOUGH
C. John Clough
Director

Fo Tan, New Territories, Hong Kong
May 25, 2006

All shareholders and holders of American Depositary Shares are cordially invited to attend the meeting in person. Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his, her or its behalf; a proxy holder need not be a shareholder of the Company. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. Even if shareholders have given their proxy, shareholders may still vote in person if they attend the meeting. Holders of American Depositary Shares are not entitled to vote in person or by proxy; instead, such holders are encouraged to provide direction to the Company’s Depositary, the Bank of New York, as to the voting of the Ordinary Shares represented by such holder’s American Depositary Shares. If this proxy statement is being provided to you by the Depositary, an instruction card is enclosed for that purpose. Whether or not you expect to attend the meeting, please complete, date, sign and return such instruction card as promptly as possible to ensure your representation at the meeting. A postage-prepaid return envelope is enclosed for that purpose.

CORGI INTERNATIONAL LIMITED
Unit 10, 16th Floor, Wah Wai Centre,
38-40 Au Pui Wan Street,
Fo Tan, New Territories,
Hong Kong S.A.R., China

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
JUNE 26, 2006

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy or voting instructions are being solicited on behalf of the Board of Directors (the “Board”) of Corgi International Limited, a company incorporated with limited liability under the laws of Hong Kong (the “Company”), for use at the Extraordinary General Meeting of Shareholders to be held on June 26, 2006, at 9:00 a.m., local time (the “Extraordinary General Meeting”), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Extraordinary General Meeting. The Extraordinary General Meeting will be held at the offices of Cooley Godward LLP, 101 California Street, Fifth Floor, San Francisco, California, United States of America. The Company intends to mail this proxy statement and accompanying proxy card on or about May 25, 2006 to all holders (“Shareholders”) of ordinary shares (“Shares”) of the Company as of May 18, 2006.

Solicitation

The Company will bear the entire cost of solicitation of proxies and voting instructions from the holders of American Depositary Shares (“ADSs”), including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to Shareholders and holders of ADSs. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Shares and ADSs for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies and voting instructions by mail may be supplemented by telephone, electronic mail, facsimile transmission or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Notice, Voting Securities and Voting Procedures

Only holders of record of Shares (including those represented by ADSs) at the close of business on May 1, 2006 will be entitled to notice of the Extraordinary General Meeting. At the close of business on May 18, 2006, the Company had outstanding and entitled to vote 10,176,943 Shares, all of which were represented by ADSs.

Each holder of record of Shares on such date will be entitled to one vote for each Share held on all matters to be voted upon at the Extraordinary General Meeting. The Bank of New York (the “Depositary”), as depositary of the ADSs, has advised the Company that it intends to mail to all owners of the ADSs as of May 18, 2006 this proxy statement and the accompanying notice of Extraordinary General Meeting. Upon the written request of an owner of record of ADSs received by the Depositary by the deadline set forth on the instruction card provided to holders of ADSs, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs evidenced by the American Depositary Receipts (the “ADRs”) related thereto in accordance with the instructions set forth in such request. The Depositary has

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advised the Company that it will not vote or attempt to exercise the right to vote that attaches to the Shares other than in accordance with such instructions. As the holder of record for all of the Shares represented by ADSs, only the Depositary may vote such Shares at the Extraordinary General Meeting.

When proxies are properly dated, executed and returned, the Shares they represent will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given, the Shares will be voted FOR the proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary General Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, broker non-votes and Depositary non-votes. Abstentions will be counted towards a quorum but will not be counted for any purpose in determining whether a matter is approved. Broker and Depositary non-votes will not be counted towards a quorum or for any purpose in determining whether a matter is approved.

Revocability of Proxies and Voting Instructions

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Chief Financial Officer of the Company at the Company’s principal executive office (Corgi International Limited, Unit 10, 16th Floor, Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong S.A.R., China) a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy. Persons who wish to revoke any voting instructions provided to the Depositary should contact the Depositary for instructions as to how to revoke such instructions.

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PROPOSAL

RATIFICATION OF EXECUTION OF THE TRANSACTION DOCUMENTS AND
APPROVAL FOR THE BOARD OF DIRECTORS TO ALLOT AND ISSUE THE
AMERICAN DEPOSITARY SHARES OF THE COMPANY AND THE ORDINARY
SHARES UNDERLYING SUCH AMERICAN DEPOSITARY SHARES TO BE ISSUED
PURSUANT TO THE TRANSACTION DOCUMENTS

Unlike the laws of most states of the United States, the Hong Kong Companies Ordinance (the “Companies Ordinance”) generally prohibits a Hong Kong corporation from allotting and issuing additional new shares in its share capital without the prior approval of its shareholders (unless the issue is pro rata to its existing shareholders). However, the Companies Ordinance also provides that a Hong Kong corporation’s board of directors may allot and issue new shares in its share capital at such time and in such manner pursuant to the terms of an agreement if prior specific approval of the company’s shareholders to do so has been obtained.

The Company entered into a Note and Warrant Purchase Agreement, dated April 28, 2006, with certain institutional and individual accredited investors (the “Note and Warrant Purchase Agreement”). Pursuant to such agreement, the Company issued convertible subordinated promissory notes and warrants, resulting in gross proceeds to the Company of $5.65 million. The Note and Warrant Purchase Agreement, together with the promissory notes and warrants issued thereunder, are referred to in this proxy statement as the “Transaction Documents.” The Note and Warrant Purchase Agreement, including the forms of promissory notes and warrants issued or issuable thereunder, are attached to this proxy statement as Annex A. The promissory notes, in original principal amount of $5.65 million, mature in October 2008 and will be exchangeable at the option of the holders into the Company’s American Depositary Shares at a conversion price of $2.00 per share. The warrants issued upon execution of the Note and Warrant Purchase Agreement are exercisable for 875,000 of the Company’s American Depositary Shares for an exercise price of $0.07 per share if certain conditions are not met. The Company has agreed to register for resale the American Depositary Shares issuable upon exchange of the notes and upon exercise of the warrants. In the event the Company is unable to comply with certain of such registration requirements by the deadlines set forth in the Note and Warrant Purchase Agreement, the Company will be obligated to issue additional warrants to purchase its American Depositary Shares.

The warrants may not be exercised and the notes may not be exchanged for American Depositary Shares until the issuance of the Ordinary Shares underlying said American Depositary Shares, and the increase in authorized share capital necessary to permit such exchange and exercise, are approved by the Company’s shareholders as set forth in this Proposal. The notes bear interest at a rate of 11% per annum until shareholder approval is obtained and a rate of 7.5% per annum thereafter. The maturity of the notes will accelerate if such shareholder approval is not obtained by July 31, 2006.

Accordingly, you are requested in this Proposal to

(1)
confirm, ratify and approve the execution of the Transaction Documents and all transactions (“Transactions”) contemplated thereunder (including but not limited to the allotment and issue of the American Depositary Shares of the Company and the Ordinary Shares of the Company underlying such American Depositary Shares pursuant to the terms and subject to the conditions of the Transaction Documents) and to authorize the board of directors of the Company to do all such further acts and execute such further documents that in its opinion be necessary, desirable or appropriate to give effect to the Transactions (including for the avoidance of doubt, the issue of the American Depositary Shares of the Company and the Ordinary Shares of the Company underlying such American Depositary Shares as and when the same are required to be issued pursuant to the Transaction Documents); and

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(2)
subject to the passing of ordinary resolution (1) above, approve the increase of the authorized share capital of the Company from HK$7,500,000 divided into 15,000,000 ordinary shares of HK$0.50 each to HK$8,500,000 divided into 17,000,000 ordinary shares of HK$0.50 each by the creation of 2,000,000 new ordinary shares of HK$0.50 each in the share capital of the Company, each ranking pari passu with respect to all existing ordinary shares of HK$0.50 each of the Company.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.
OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Extraordinary General Meeting. If any other matters are properly brought before the meetings, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board,

/s/ C. JOHN CLOUGH
C. John Clough
Director

May 25, 2006

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ANNEX A

CORGI INTERNATIONAL LIMITED

NOTE AND WARRANT PURCHASE AGREEMENT

THIS NOTE AND WARRANT PURCHASE AGREEMENT (this “Agreement”) is made as of April 28, 2006, by and among CORGI INTERNATIONAL LIMITED, a corporation organized under the laws of Hong Kong (the “Company”) with its principal office at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fotan, N.T., Hong Kong, and the persons listed on the Schedule of Purchasers attached to this Agreement as Exhibit C (the “Purchasers”).

RECITALS

A.	Subject to obtaining Shareholder Approval (as defined herein), the Company’s Board of Directors has authorized the sale and issuance of the Notes, the Warrants and the Shares (each as defined herein).

B.	At the Closing (as defined herein), the Company desires to sell, and each Purchaser desires to purchase, the Notes and Warrants upon the terms and conditions stated in this Agreement.

C.
Hong Kong law requires that, before the Shares may be issued, the shareholders of the Company must approve a resolution authorizing, or permitting the Company’s Board of Directors to authorize, the issuance of the Underlying Ordinary Shares (as defined herein) (“Shareholder Approval”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

AUTHORIZATION AND SALE OF NOTES, WARRANTS AND SHARES

1.1
Authorization. The Company has authorized the sale and issuance of (a) up to $5,000,000 in original principal amount of convertible promissory notes in the form attached as Exhibit A (the “Notes”) pursuant to this Agreement, (b) subject to obtaining Shareholder Approval, up to 2,500,000 of the Company’s American Depositary Shares (“ADSs”) in exchange for the Notes in accordance with their terms (the “Note Shares”), (c) warrants initially exercisable, subject to Shareholder Approval, for up to 875,000 ADSs, in the form attached as Exhibit B (the “Warrants”), (d) subject to obtaining Shareholder Approval, up to 875,000 ADSs upon exercise of the Warrants (the “Warrant Shares”), (e) warrants exercisable, subject to Shareholder Approval, for ADSs in the form attached as Exhibit B-2 (the “Additional Warrants”), and (f) subject to obtaining Shareholder Approval, ADSs upon exercise of the Additional Warrants (the “Additional Warrant Shares,” and collectively with the Note Shares and the Warrant Shares, the “Shares”).

1.2
Sale of Notes and Warrants. At the Closing, on the terms and subject to the conditions contained in this Agreement, the Company will issue and sell to each Purchaser, and each Purchaser will, severally and not jointly, purchase from the Company, a Note with the original principal amount set forth opposite such Purchaser’s name on Exhibit C and a Warrant initially exercisable for the number of shares set forth opposite such Purchaser’s name on Exhibit C.

ARTICLE 2

CLOSING DATE; DELIVERY

2.1
Closing Date. Subject to the satisfaction or waiver of the conditions set forth in Article 5 and Article 6 of this Agreement, the closing of the purchase and sale of the Notes and Warrants hereunder (the “Closing”) shall be held at the offices of Cooley Godward LLP, 101 California Street, 5th Floor, San Francisco, California 94111, upon the execution and delivery of this Agreement by each of the parties hereto. The date of the Closing is hereinafter referred to as the “Closing Date.”

2.2
Delivery. At the Closing, each Purchaser shall make payment of the purchase price reflected across from such Purchaser’s name shown on Exhibit C by wire transfer of immediately available funds to the Company in accordance with the Company’s written wiring instructions and the Company will cause to be delivered to each Purchaser copies of (a) a Note in the original principal amount equal to such Purchaser’s purchase price, registered in the Purchaser’s name as shown on Exhibit C and (b) a Warrant initially exercisable for the number of Warrant Shares set forth opposite such Purchaser’s name on Exhibit C. The Company shall deliver original Notes and Warrants to the Purchasers within ten days following the Closing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Disclosure Schedule delivered by the Company to the Purchasers on the date hereof, the Company represents and warrants to the Purchasers as follows:

3.1
Organization and Standing. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of Hong Kong and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties. Each of the Company and each other entity in which the Company holds, beneficially or of record, a majority of the voting equity securities (each, a “Subsidiary”) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction that recognizes the concept of good standing and in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify in any jurisdiction that recognizes the concept of good standing has not had and could not reasonably be expected to have a material adverse effect on (a) the assets, liabilities, results of operations, condition (financial or otherwise), business or prospects of the Company and its Subsidiaries taken as a whole, (b) the enforceability of this Agreement, the Notes or the Warrants or (c) the ability of the Company to perform its obligations under this Agreement, the Notes and the Warrants (a “Material Adverse Effect”).

3.2
Corporate Power; Authorization. The Company has all requisite legal and corporate power and has taken all requisite corporate action to execute and deliver this Agreement and to carry out and perform all of its obligations under this Agreement. This Agreement and the Notes constitute and, when issued pursuant to the terms hereof the Warrants will constitute, the legal, valid and binding obligation of the Company, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors’ rights generally, and (b) as limited by equitable principles generally. The execution and delivery of this Agreement, the Notes and the Warrants does not, and the performance of this Agreement and the compliance with the provisions hereof and the issuance, sale and delivery of the Notes and, if applicable, the Warrants and (assuming Shareholder Approval is obtained) the Shares and the Ordinary Shares underlying the Shares (the “Underlying Ordinary Shares”) will not, materially conflict with, or result in a material breach or violation of the terms, conditions or provisions of, or constitute a material default under, or result in the creation or imposition of any material lien pursuant to the terms of, the Articles of Association or Memorandum of Association of the Company or any statute, law, rule or regulation or any state, federal or foreign order, judgment or decree or any indenture, mortgage, lease or other material agreement or instrument to which the Company or any Subsidiary or any of their respective properties is subject.

3.3
Issuance and Delivery of the Shares. When issued in compliance with the provisions of the Notes, the Warrants and the Deposit Agreement by and between the Company and the Bank of New York, as Depositary, the Underlying Ordinary Shares and the Shares will be validly issued, fully paid and nonassessable. The issuance and delivery of the Underlying Ordinary Shares and the Shares will not be subject to or violate or conflict with any preemptive or any other similar rights.

3.4
SEC Documents; Financial Statements. Each report or proxy statement delivered to the Purchasers is a true and complete copy of such document as filed by the Company with the Securities and Exchange Commission (the “SEC”). The Company has filed in a timely manner all documents that the Company was required to file with the SEC during the 12 months preceding the date of this Agreement. As of their respective filing dates, all documents filed by the Company with the SEC (the “SEC Documents”) complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), as applicable. None of the SEC Documents as of their respective dates contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents (the “Financial Statements”) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with United States generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and its subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended. Except as set forth in the Financial Statements, neither the Company nor any of its Subsidiaries has incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

3.5
Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, local or foreign governmental authority or other person on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement except for (a) compliance with the securities and blue sky laws in the states in which the Notes, the Warrants, the Shares and Underlying Ordinary Shares are offered or sold, which compliance will be effected in accordance with such laws, (b) the filing of the Registration Statement (as defined herein) and all amendments thereto with the SEC as contemplated by Section 7.2 of this Agreement, (c) the filing of the Nasdaq National Market Notification Form with the Nasdaq National Market and (d) in connection with the issuance of the Underlying Ordinary Shares, the filing of a Form SC1-Return of Allotments with the Companies Registry of Hong Kong within one month of such issuance. Subject to the accuracy of the representations and warranties of each Purchaser set forth in Section 4 hereof, the Company has taken all action necessary to exempt (i) the issuance and sale of the Notes, the Warrants, the Shares and the Underlying Ordinary Shares and (ii) the other transactions contemplated hereby from the provisions of any stockholder rights plan or other “poison pill” arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the Company’s Articles of Association or Memorandum of Association that is or could reasonably be expected to become applicable to the Purchasers as a result of the transactions contemplated hereby, including without limitation, the issuance of the Notes, the Warrants, the Shares and the Underlying Ordinary Shares and the ownership, disposition or voting thereof by the Purchasers or the exercise of any right granted to the Purchasers pursuant to this Agreement, the Notes or the Warrants.

3.6
Authorized Capital Stock. The authorized capital stock of the Company as of April 25, 2006 consists of 15,000,000 Ordinary Shares, of which, as of April 25, 2006, 10,176,943 were issued and outstanding, all of which were on deposit with the Bank of New York, as Depositary. As of April 25, 2006, 10,176,943 of the ADSs were outstanding and 1,223,057 ADSs were reserved for future issuance pursuant to outstanding stock options. Other than such options, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind and except as contemplated by this Agreement. All of the issued and outstanding Ordinary Shares and ADSs have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable securities law and any rights of third parties. All of the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, were issued in full compliance with applicable securities law and any rights of third parties and are owned by the Company, beneficially and of record, subject to no lien, encumbrance or other adverse claim. Except as provided herein, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. The issuance and sale of the Notes, the Warrants, the Shares or the ADSs hereunder will not obligate the Company to issue Ordinary Shares or ADSs or other securities to any other person (other than the Purchasers) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

3.7
Litigation. Except as disclosed in the SEC Documents, as of the date of this Agreement there are no actions, suits proceedings or investigations pending or, to the Company’s knowledge, threatened against the Company, any Subsidiary or any of their respective properties before or by any court or arbitrator or any governmental body, agency or official which, if determined adversely to the Company or any Subsidiary would have a Material Adverse Effect.

3.8	No Material Adverse Change. Since March 31, 2005, except as identified and described in the SEC Documents, there has not been:

(a)
any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Company’s Report of Foreign Private Issuer on Form 6-K dated December 12, 2005, except for changes in the ordinary course of business that have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(b)
any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company, or any redemption or repurchase of any securities of the Company;

(c)	any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company or its Subsidiaries;

(d)	any waiver, not in the ordinary course of business, by the Company or any Subsidiary of a material right or of a material debt owed to it;

(e)	any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or a Subsidiary, except in the ordinary course of business;

(f)
any change or amendment to the Company’s Articles of Association or Memorandum of Association, or material change to any material contract or arrangement by which the Company or any Subsidiary is bound or to which any of their respective assets or properties is subject;

(g)	any material labor difficulties or labor union organizing activities with respect to employees of the Company or any Subsidiary;

(h)	any material transaction entered into by the Company or a Subsidiary other than in the ordinary course of business;

(i)	the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Subsidiary;

(j)	the loss or threatened loss of any customer, which has had or could reasonably be expected to have a Material Adverse Effect; or

(k)	any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

3.9
Certificates, Authorities and Permits. The Company and each Subsidiary possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or such Subsidiary, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

3.10	Eligibility to Use Form F-3. The Company is eligible to use Form F-3 for the registration of its securities under the Securities Act that are offered in transactions involving secondary offerings.

3.11
NASDAQ Compliance. The ADSs are listed on the Nasdaq National Market, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the ADSs under the Exchange Act or de-listing the ADSs from the Nasdaq National Market, nor has the Company received any notification that the SEC or the National Association of Securities Dealers, Inc. is contemplating terminating such registration or listing.

3.12
Use of Proceeds. The proceeds of the sale of the Notes hereunder shall be used by the Company to repay outstanding principal and accrued interest under the overdraft facility with the Royal Bank of Scotland to which the Company or one or more of its subsidiaries is a borrower and, to the extent proceeds remain after such repayment, for working capital and general corporate purposes.

3.13
Brokers and Finders. No person or entity will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or a Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.

3.14
No Directed Selling Efforts or General Solicitation. Neither the Company nor any person or entity acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Notes, the Warrants or the Shares.

3.15
No Integrated Offering. Neither the Company nor any of its affiliates (within the meaning of rules promulgated under the Securities Act), nor any person or entity acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or that would require registration of the issuance of the Notes or the Note Shares under the Securities Act.

3.16
Private Placement. Assuming the accuracy of the representations and warranties of the Purchasers made in this Agreement, the offer and sale of the Notes and the Note Shares to the Purchasers as contemplated by this Agreement is exempt from the registration requirements of the Securities Act.

3.17
Questionable Payments. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective current or former stockholders, directors, officers, employees, agents or other persons acting on behalf of the Company or any Subsidiary, has on behalf of the Company or any Subsidiary or in connection with their respective businesses: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of the Company or any Subsidiary; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.18
Transactions with Affiliates. Except as disclosed in the SEC Documents, none of the officers or directors of the Company and, to the Company’s knowledge, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than as holders of stock options and/or warrants, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company’s knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

3.19
Disclosure. The information contained in the Exchange Act Documents as of the date hereof and as of the Closing Date, did not and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes herein, “Exchange Act Documents” are the documents filed by the Company under the Exchange Act, since the end of its most recently completed fiscal year through the date hereof, and the Company’s most recent Annual Report on Form 20-F.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser hereby severally represents and warrants to the Company as follows:

4.1
Authorization. Purchaser has all requisite legal and corporate or other similar power and capacity and has taken all requisite corporate or other similar action to execute and deliver this Agreement, to purchase the Notes, the Warrants and the Shares to be purchased by it and to carry out and perform all of its obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors’ rights generally and (b) as limited by equitable principles generally.

4.2
Investment Experience. Purchaser is, and at the time the Notes are exchanged for Note Shares will be, an “accredited investor” as defined in Rule 501(a) under the Securities Act. Purchaser is aware of the Company’s business affairs and financial condition and has had access to and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Notes, the Warrants and the Shares. Neither such inquiries nor any other due diligence investigation conducted by such Purchaser shall modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement. Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Notes, the Warrants and the Shares.

4.3
Investment Intent. Purchaser is purchasing the Notes, the Warrants and the Shares for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act, other than as contemplated by Article 7 without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of such Notes, Warrants and Shares in compliance with their terms and all applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Purchaser to hold the Notes, the Warrants or the Shares for any period of time. Purchaser understands that its acquisition of the Notes, the Warrants and the Shares has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of Purchaser’s investment intent as expressed herein. Purchaser has completed or caused to be completed the Purchaser Questionnaire attached to this Agreement as Exhibit D for use in preparation of the Registration Statement, and the responses provided therein shall be true and correct as of the Closing Date and will be true and correct as of the effective date of the Registration Statement. Purchaser, in connection with its decision to purchase the Notes, the Warrants and the Shares, has relied solely upon the SEC Documents, the representations and warranties of the Company contained herein and the information, if any, provided to it pursuant to Section 4.2 hereof. Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Notes, the Warrants or the Shares except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

4.4
No Directed Selling Efforts or General Solicitation. Neither the Purchaser nor any person or entity acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Notes, the Warrants or the Shares.

4.5
Registration or Exemption Requirements. Purchaser further acknowledges and understands that the Notes, the Warrants and the Shares may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available.

4.6
Dispositions; Confidentiality. For so long as it owns any Notes, Warrants or Shares, Purchaser will not enter into any short sale of ADSs executed at a time when the Purchaser has no equivalent offsetting long position in the ADSs. For purposes of determining whether the Purchaser has an equivalent offsetting long position in the ADSs as of a given date, ADSs that the Purchaser is entitled to receive within 60 days (whether pursuant to contract or upon conversion or exercise of convertible securities) after the given date will be included as if held long by the Purchaser on the given date. In addition, Purchaser confirms Purchaser’s agreement to be bound by the terms of any confidentiality agreement or similar agreement in place between Purchaser and the Company, including with respect to confidentiality and restrictions on transfer.

4.7
No Legal, Tax or Investment Advice. Purchaser understands that nothing in this Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Notes, the Warrants or the Shares constitutes legal, tax or investment advice. Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Notes, the Warrants and the Shares.

4.8	Residency. Purchaser’s principal executive offices are in the jurisdiction set forth immediately below Purchaser’s name on the Schedule of Purchasers attached to this Agreement as Exhibit C.

4.9
Governmental Review. Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Shares.

4.10
Legends. Purchaser understands that, until such time as the Registration Statement has been declared effective or the Notes, the Warrants and the Shares may be sold pursuant to Rule 144 under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Notes, the Warrants and the Shares may bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of the certificates for the Shares):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR IN ANY OTHER JURISDICTION. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.”

Not later than the Effectiveness Deadline, the Company shall deliver to the depositary for the ADSs (the “Transfer Agent”) irrevocable instructions in the form attached hereto as Exhibit E (the “Irrevocable Transfer Agent Instructions”), shall cause the Transfer Agent and the Company’s counsel to comply with the Irrevocable Transfer Agent Instructions and shall do all things necessary to enable the Transfer Agent to comply with the Irrevocable Transfer Agent Instructions. Upon the earlier of (i) registration for resale pursuant hereto or (ii) Rule 144(k) becoming available, upon a Purchaser’s written request in conformity with the Irrevocable Transfer Agent Instructions, the Company shall promptly cause certificates evidencing the Purchaser’s Notes, Warrants, Underlying Ordinary Shares or ADSs to be replaced with certificates which do not bear such restrictive legends, and Note Shares subsequently issued upon due conversion of the Notes, Warrant Shares subsequently issued upon due exercise of the Warrants and Additional Warrant Shares subsequently issued upon due exercise of the Additional Warrants shall not bear such restrictive legends provided (a) the provisions of either clause (i) or clause (ii) above, as applicable, are satisfied with respect thereto, (b) the provisions with respect to the issuance of unlegended securities set forth in the Irrevocable Transfer Agent Instructions are complied with and (c) none of such securities are held by an affiliate of the Company. When the Company or the Transfer Agent is required to cause unlegended securities to replace previously issued legended securities, if unlegended securities are not delivered to a Purchaser within ten business days (five business days if the Company then has a member of its board of directors resident in Hong Kong) of submission by that Purchaser of legended securities to the Company or the Transfer Agent as provided above, as applicable, the Company shall be liable to the Purchasers for liquidated damages in an amount equal to 1.5% of the aggregate purchase price of the securities evidenced by such certificate (s) for each 30-day period (or portion thereof) that the unlegended securities have not been so delivered. Notes and Warrants may be surrendered for transfer and exchange at the Company’s offices in Chicago, Illinois. Shares may be surrendered for transfer and exchange at the Depositary at the address set forth in the Irrevocable Transfer Agent Instructions.

4.11
Foreign Investors. If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Notes, the Warrants or the Shares or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Notes, the Warrants or the Shares, (b) any foreign exchange restrictions applicable to such purchase or acquisition, (c) any government or other consents that may need to be obtained and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Notes, the Warrants or the Shares. Purchaser’s subscription and payment for and continued beneficial ownership of the Notes, the Warrants and the Shares will not violate any applicable securities or other laws of Purchaser’s jurisdiction.

ARTICLE 5

CONDITIONS TO CLOSING OBLIGATIONS OF PURCHASERS

Each Purchaser’s obligation to purchase the Notes and Warrants at the Closing is, at the option of such Purchaser, subject to the fulfillment or waiver as of the Closing Date of the following conditions:

5.1
Representations and Warranties. The representations and warranties made by the Company in Article 3 hereof qualified as to materiality shall be true and correct on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and the representations and warranties made by the Company in Article 3 hereof not qualified as to materiality shall be true and correct in all material respects on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

5.2
Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

5.3
Consents and Approvals. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers (excluding the Shareholder Approval) necessary or appropriate for consummation of the purchase and sale of the Notes and the consummation of the other transactions contemplated hereby, except for such consents, permits, approvals, registrations and waivers that may properly be obtained following the Closing, all of which shall be in full force and effect.

5.4
Absence of Adverse Determinations. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby.

5.5
Absence of Stop Orders. No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Ordinary Shares or the ADSs.

5.6
Officer’s Certificate. The Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Sections 5.1 through 5.5.

5.7
Secretary’s Certificate. The Company shall have delivered a Certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, (a) certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and calling an extraordinary meeting of the Company's shareholders to grant authority to the Company's Board of Directors to issue the Shares and the Underlying Ordinary Shares, (b) certifying the current versions of the Articles of Association and Memorandum of Association of the Company and (c) certifying as to the signatures and authority of persons signing this Agreement and related documents on behalf of the Company.

5.8	Board Composition. As of the Closing Date, Charles McGettigan will be a member of the Company's Board of Directors.

5.9
Opinions of Counsel. The Purchasers shall have received opinions from the Company's United States and Hong Kong counsels, dated as of the Closing Date, in form and substance reasonably acceptable to the Purchasers, addressing such legal matters as the Purchasers may reasonably request.

ARTICLE 6

CONDITIONS TO CLOSING OBLIGATIONS OF COMPANY

The Company's obligation to sell and issue the Notes and Warrants at the Closing is, at the option of the Company, subject to the fulfillment or waiver of the following conditions:

6.1	Receipt of Payment. The Purchasers shall have delivered payment of the purchase price to the Company for the Notes being issued hereunder.

6.2
Representations and Warranties. The representations and warranties made by the Purchasers in Article 4 hereof qualified as to materiality shall be true and correct on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and the representations and warranties made by the Purchasers in Article 4 hereof not qualified as to materiality shall be true and correct in all material respects on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

6.3
Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Purchasers on or prior to the Closing Date shall have been performed or complied with in all material respects.

6.4
Delivery of Purchaser Questionnaire. The Company shall have received from each Purchaser a fully completed Purchaser Questionnaire in the form attached to this Agreement as Exhibit D prior to the Closing for the Company's use in preparing the Registration Statement pursuant to Article 7 below.

6.5	Delivery of Nondisclosure Agreement. The Company shall have received from each Purchaser an executed nondisclosure agreement in the form previously agreed to with each Purchaser.

ARTICLE 7

COVENANTS

7.1	Definitions. For the purpose of this Agreement:

(a)
the term “Registration Statement” shall mean any registration statement required to be filed by Section 7.2 below, and shall include any preliminary prospectus, final prospectus, exhibit or amendment included in or relating to such registration statements; and

(b)
the term “Registrable Shares” shall mean (i) the Shares, and (ii) the 1,842,048 ADSs held, in the aggregate, by China Vest Management Limited, China Vest IV, L.P., and ChinaVest IV-B, L.P (such entities collectively, “ChinaVest,” and all ADSs owned beneficially or of record by ChinaVest, the “ChinaVest Shares”); provided, however, that the ChinaVest Shares shall only be deemed to be Registrable Shares provided that ChinaVest complies with the provisions of that certain voting agreement dated as of the date of this Agreement, by and between the Company and ChinaVest.

7.2	Registration Procedures and Expenses. The Company shall:

(a)
Promptly following the Closing Date but no later than 30 days after the Closing Date (the “Filing Deadline Date”) file a Registration Statement with the SEC to register the Registrable Shares on Form F-3 under the Securities Act (providing for shelf registration of such Registrable Shares under SEC Rule 415) or on such other form that is appropriate to register such Registrable Shares for resale from time to time by the Purchasers. Subject to any SEC comments, such Registration Statement shall include the plan of distribution attached hereto as Exhibit F. Such Registration Statement also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Ordinary Shares resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Shares. Such Registration Statement shall not include any securities for the account of any other holder. If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline Date, the Company will issue Additional Warrants pro rata to each Purchaser, as liquidated damages and not as a penalty, in an amount equal to 50,000 ADSs (as adjusted for stock splits, combinations, reclassifications and the like) for each 30-day period or pro rata for any portion thereof following the Filing Deadline Date for which no Registration Statement is filed. The issuance of such Additional Warrants shall not limit Purchasers’ entitlement to other relief, whether legal or equitable. The Additional Warrants issued pursuant to this paragraph shall be issued monthly within ten business days of the last day of each month following the Filing Deadline Date until a Registration Statement is filed with the SEC;

(b)
use all commercially reasonable efforts, subject to receipt of necessary information from the Purchasers, to cause any such Registration Statement filed pursuant to Section 7.2(a) above to become effective as promptly after filing of such Registration Statement as practicable but in any event prior to (i) two business days after the SEC shall have informed the Company that no review of the Registration Statement will be made or that the SEC has no further comments on the Registration Statement or (ii) the 90th day after the

Closing Date (the 120th day if the Registration Statement is subject to a formal written review by the SEC) (the “Effectiveness Deadline Date”). If (A) the Registration Statement is not declared effective by the SEC prior to the Effectiveness Deadline Date or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update the Registration Statement), but excluding the inability of any Purchaser to sell the securities covered thereby due to market conditions and except as excused pursuant to Section 7.4 below, then the Company will issue Additional Warrants pro rata to each Purchaser, as liquidated damages and not as a penalty, in an amount equal to 50,000 ADSs (as adjusted for stock splits, combinations, reclassifications and the like) for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been effective (the “Blackout Period”). The issuance of such Additional Warrants shall not limit Purchasers’ entitlement to other relief, whether legal or equitable. The Additional Warrants issued pursuant to this paragraph shall be issued monthly within ten business days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period.

(c)
cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Shares covered by such Registration Statement as amended from time to time, have been sold, and (ii) the date on which all such Registrable Shares covered by such Registration Statement may be sold pursuant to Rule 144(k) (the “Effectiveness Period”) and advise the Purchasers in writing when the Effectiveness Period has expired;

(d)
prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the Effectiveness Period and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all of the Registrable Shares covered thereby;

(e)
provide copies to and permit counsel designated by the Purchasers to review each Registration Statement and all amendments and supplements thereto no fewer than three business days prior to their filing with the SEC and not file any document to which such counsel reasonably objects;

(f)
furnish to the Purchasers and their legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than two business days after the filing date, receipt date or sending date, as the case may be) one copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Purchaser may reasonably request in order to facilitate the disposition of the Registrable Shares owned by such Purchaser that are covered by the related Registration Statement;

(g)
use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

(h)
prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify such Registrable Shares for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Purchasers and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this clause (h), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this clause (h) or (iii) file a general consent to service of process in any such jurisdiction;

(i)	cause all Registrable Shares to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(j)
immediately notify the Purchasers, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(k)
otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act, promptly inform the Purchasers in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Purchasers are required to deliver a Prospectus in connection with any disposition of Registrable Shares and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Shares hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earning statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this subsection 3(i), “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter);

(l)
bear all expenses in connection with the procedures in paragraphs (a) through (k) of this Section 7.2 and the registration of the Registrable Shares and on such Registration Statement and the satisfaction of the blue sky laws of such states; and

(m)
not sell any securities (debt or equity) or file any registration statement or similar document (whether in the United States or elsewhere) other than the Registration Statement until such time as the Registration Statement required to be filed pursuant to Subsection 7.2(a) has been declared effective by the SEC, provided however, the Company may issue securities and file a registration statement in connection with a Change of Control Transaction (as defined in Section 7.10).

7.3	Indemnification.

(a)
The Company will indemnify and hold harmless each Purchaser, the partners, members, officers and directors of each Purchaser and each person, if any, who controls such Purchaser within the meaning of the Securities Act or the Exchange Act, from and against any losses, claims, damages or liabilities to which they may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon:

(i)	any breach of any representation or warranty of the Company contained in this Agreement; or

(ii)
any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement and the Company will, as incurred, reimburse such Purchaser, partner, member, officer, director or controlling person for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim.

(b)
The Company shall not be liable for any loss, claim, damage or liability (collectively, “Loss”) arising out of or based upon the circumstances set forth in Section 7.3(a)(ii) to the extent any such Loss:

(i)
arises out of, or is based upon, an untrue statement or omission or alleged untrue statement or omission made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser, partner, member, officer, director or controlling person specifically for use in preparation of the Registration Statement or any breach of this Agreement by such Purchaser;

(ii)
is caused by an untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus if either (A)(I) the Company does not meet the conditions for use of Rule 172, has advised the Purchaser that the Company does not meet such conditions and has provided the Company with a final prospectus and advised the Purchaser in writing that such prospectus must be delivered in accordance with any such sales and such Purchaser failed to send or deliver a copy of the final prospectus with or prior to the delivery of written confirmation of the sale by such Purchaser to the person asserting the claim from which such Loss resulted and (II) the final prospectus corrected such untrue statement or omission, (B) (I) such untrue statement or omission is corrected in an amendment or supplement to the prospectus and (II) the Company does not meet the conditions for use of Rule 172, has advised the Purchaser that the Company does not meet such conditions and has provided the Company with a copy of the prospectus as so amended or supplemented and advised the Purchaser in writing that such prospectus must be delivered in accordance with any such sales and such Purchaser fails to deliver such prospectus as so amended or supplemented, with or prior to the delivery of written confirmation of the sale of a Registrable Share or, if applicable, a Registrable Warrant Share, to the person asserting the claim from which such Loss resulted or (C) such Purchaser sold Registrable Shares in violation of such Purchaser’s covenant contained in Section 7.4 of this Agreement; and

(c)
Each Purchaser, severally and not jointly, will indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who signs the Registration Statement and each director of the Company), from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any breach of this Agreement by such Purchaser or any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in each case, on the effective date thereof, if, but only to the extent that, such untrue statement or omission or alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, and such Purchaser will reimburse the Company (and each of its officers, directors or controlling persons) for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that in no event shall any indemnity under this Section 7.3(b) be greater in amount than the dollar amount of the proceeds (net of the amount of any damages such Purchaser has otherwise been required to pay by reason of such untrue statement or omission or alleged untrue statement or omission) received by such Purchaser upon the sale of the Registrable Shares included in the Registration Statement giving rise to such indemnification obligation.

(d)
Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and such indemnifying person shall have been notified thereof, such indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate in the reasonable judgment of the indemnified person for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, further, that no indemnifying person shall be responsible for the fees and expense of more than one separate counsel for all indemnified parties. The indemnifying party shall not settle an action without the consent of the indemnified party, which consent shall not be unreasonably withheld.

(e)
If after proper notice of a claim or the commencement of any action against the indemnified party, the indemnifying party does not choose to participate, then the indemnified party shall assume the defense thereof and upon written notice by the indemnified party requesting advance payment of a stated amount for its reasonable defense costs and expenses, the indemnifying party shall advance payment for such reasonable defense costs and expenses (the “Advance Indemnification Payment”) to the indemnified party. In the event that the indemnified party’s actual defense costs and expenses exceed the amount of the Advance Indemnification Payment, then upon written request by the indemnified party, the indemnifying party shall reimburse the indemnified party for such difference; in the event that the Advance Indemnification Payment exceeds the indemnified party’s actual costs and expenses, the indemnified party shall promptly remit payment of such difference to the indemnifying party.

(f)
If for any reason the indemnification provided for in this Section 7.3 is unavailable to an indemnified party or insufficient to hold it harmless, then the indemnifying party shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other, as well as any other relevant equitable considerations; provided, that in no event shall any contribution by a Purchaser hereunder be greater in amount than the dollar amount of the proceeds (net of the amount of any damages such Purchaser has otherwise been required to pay by reason of such untrue statement or omission or alleged untrue statement or omission) received by such Purchaser upon the sale of the Registrable Shares included in the Registration Statement giving rise to such contribution obligation. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation.

7.4
Prospectus Delivery. Each Purchaser acknowledges that there may be times when the Company must suspend the use of the prospectus forming a part of the Registration Statement until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the SEC, or until such time as the Company has filed an appropriate report with the SEC pursuant to the Exchange Act. The Purchaser hereby covenants that it will not sell any Registrable Shares pursuant to said prospectus during the period commencing at the time at which the Company gives the Purchaser notice of the suspension of the use of said prospectus and ending at the time the Company gives the Purchaser notice that the Purchaser may thereafter effect sales pursuant to said prospectus; provided that such suspension periods shall in no event exceed 30 days in any 12-month period.

7.5	Reporting Requirements.

(a)
With a view to making available the benefits of certain rules and regulations of the SEC that may at any time permit the sale of the Shares to the public without registration or pursuant to a registration statement on Form F-3, the Company will use all commercially reasonable efforts to:

(i)	make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(ii)	file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(iii)
so long as any of the Purchasers owns Registrable Shares, to furnish to any Purchaser upon such Purchaser's request (A) a written statement by the Company as to whether it is in compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or whether it is qualified as a registrant whose securities may be resold pursuant to SEC Form F-3, and (B) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company.

7.6
Blue Sky. The Company shall obtain and maintain all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state for the offer and sale of the Notes and the Note Shares.

7.7
Board Composition. From and after the Closing Date until such time as Gruber and McBaine International and its affiliates own less than 3% of the Company's issued and outstanding ADSs, Gruber and McBaine International shall be entitled to nominate a person to the Company's Board of Directors and if nominated, such nominee shall be required to become a member of the Company's Board of Directors within 10 business days of such nomination. If a definitive agreement for a Change of Control Transaction has not been executed within 60 days of the Closing Date or if so executed is not consummated within 180 days of the Closing Date, until such time as SRB Greenway Capital and its affiliates owns less than 3% of the Company's issued and outstanding ADSs, SRB Greenway Capital shall be entitled to nominate a person to the Company's Board of Directors, which nominee shall not be a United States citizen or a United States resident if the Company is immediately prior to such appointment a "foreign private issuer" within the meaning of the United States federal securities laws and appointing an additional person to the Board of Directors who is a United States citizen or resident would cause the Company to cease to be a "foreign private issuer," and if nominated, such nominee shall be required to become a member of the Company's Board of Directors within 10 business days of such nomination.

7.8
Exploration of Strategic Alternatives. Promptly following the Closing, the Company will retain an investment bank (but only on terms acceptable to the Company's Board of Directors) as a financial advisor, to assist the Company in pursuing transactions designed to maximize shareholder value including, if deemed advisable by such investment bank, a sale of the Company. The Company will pursue expeditiously any such transaction that the Company's Board of Directors determines to be in the best interests of the Company and its shareholders to pursue.

7.9	Extraordinary General Meeting; Issuance of Shares; Nasdaq Listing.

(a)	As soon as possible following the Closing Date, the Company will convene an extraordinary general meeting of its shareholders for the purpose of obtaining Shareholder Approval.

(b)
Within five days following the date on which Shareholder Approval is obtained, the Company will cause the Underlying Ordinary Shares (underlying the Shares) to be deposited at the Bank of New York, as Depositary.

(c)
On or prior to the date the Shares are issued, the Company shall have complied with all requirements with respect to the listing of the Shares, if any, on the Nasdaq National Market, except for such requirements not required until after the issuance of the applicable Shares.

7.10	Participation Right in Change of Control-Related Financing.

(a)
Subject to applicable securities laws, each Purchaser shall have the right to purchase its pro rata share of 50% of all Equity Securities (defined below) that the Company may propose to sell and issue after the date of this Agreement in a financing transaction, the sole purpose of which is to generate funds to be used to finance a Change of Control Transaction (as defined below) (a “Qualifying Financing”). Each Investor’s pro rata share is equal to the ratio of (a) the number of Registrable Shares of which such Purchaser is deemed to be a holder immediately prior to the issuance of such Equity Securities to (b) the total number of Registrable Shares issued or issuable to all Purchasers immediately prior to the issuance of the Equity Securities. The term “Equity Securities” shall mean (i) any ADSs or Ordinary Shares of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any ADSs or Ordinary Shares of the Company (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any ADSs or Ordinary Shares of the Company or (iv) any such warrant or right. The term “Change of Control Transaction” shall mean any of the following: (x) the issuance of shares of the Company’s equity securities in a transaction or series of related transactions, the result of which is that the holders of the Company’s equity securities immediately prior to the consummation of such transaction or transactions hold less than 50% of the Company’s equity securities following such transaction or series of transactions; (y) the sale of all or substantially all of the Company’s assets, in a single transaction or series of related transactions, or (z) the merger or other combination of the Company with another entity such that the Company is not the surviving entity or such that the holders of the Company’s equity securities immediately prior to such merger or other combination hold less than 50% of the Company’s equity securities following such merger or other combination.

(b)
If the Company proposes to issue any Equity Securities in a Qualifying Financing, it shall give each Purchaser written notice of its intention, describing the Equity Securities, the price and the terms and conditions upon which the Company proposes to issue the same. Each Purchaser shall have 15 days from the giving of such notice to agree to purchase its pro rata share of the Equity Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of Equity Securities to be purchased. Notwithstanding the foregoing, the

Company shall not be required to offer or sell such Equity Securities to any Purchaser that would cause the Company to be in violation of applicable federal, state or foreign securities laws by virtue of such offer or sale.

(c)
If not all of the Purchasers elect to purchase their pro rata share of the Equity Securities pursuant to Section 7.10(b) above, then the Company shall promptly notify in writing the Purchasers that do so elect and shall offer such Purchasers the right to acquire such unsubscribed shares on a pro rata basis. The Purchasers shall have five days after receipt of such notice to notify the Company of its election to purchase all or a portion thereof of the unsubscribed shares. The Company shall have 60 days thereafter to sell the Equity Securities in respect of which the Purchasers’ rights were not exercised, at a price and upon general terms and conditions not materially more favorable to the purchasers thereof than specified in the Company’s notice to the Purchasers pursuant to Section 7.10(b) hereof. If the Company has not sold such Equity Securities within 60 days of the notice provided pursuant to Section 7.10(b), the Company shall not thereafter issue or sell any Equity Securities in a Qualifying Financing without first offering such securities to the Purchasers in the manner provided above.

(d)
The right of first refusal established by this Section 7.10 shall terminate as to each Purchaser upon the earlier to occur of (i) March 31, 2007 and (ii) the closing of a Change of Control Transaction (so long as such closing does not occur prior to the expiration of the 15-day notice provision contained in Section 7.10(b)).

7.11	Transfer Agent Instructions.

(a)
Delivery of Legended ADSs. Prior to registration of the ADSs under the Securities Act, all Shares shall bear the restrictive legend specified in Section 4.10 of this Agreement. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in Section 4.10, and stop transfer instructions to give effect to Section 8.1 (in the case of the ADSs, prior to registration of the ADSs under the Securities Act) will be given by the Company to its transfer agent and that the Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement, subject, in the case of any Purchaser, to any “black-out” period imposed by the Company generally on trading by insiders of the Company in compliance with the Company’s then-existing trading policy which is applicable to such Purchaser because it has designated a representative to serve on the Company’s board of directors unless such Purchaser shall have established procedures reasonably satisfactory to the Company to prevent disclosure by such designee of material nonpublic information to such Purchaser.

(b)
Delivery of Unlegended ADSs. The Company will cause the Transfer Agent to deliver unlegended certificates representing ADSs as provided in the Irrevocable Transfer Agent Instructions. Nothing in this Section 7.11 shall affect in any way each Purchaser’s obligations and agreements to comply with all applicable prospectus delivery requirements, if any, upon resale of the Shares. If a Purchaser provides the Company with an opinion of counsel, in a reasonably acceptable form, to the effect that a public sale, assignment or transfer of the Shares may be made without registration under the Securities Act or the Purchaser provides the Company with reasonable assurances (including, without limitation, by delivering a certificate of an executive officer of such Purchaser) that the Shares can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold, the Company shall permit the transfer, and promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by such Purchaser and without any restrictive legend.

(c)
Timing of Delivery. Whenever the Company is required to deliver Shares, whether with or without a restrictive legend, such delivery shall be made within ten business days (five business days if the Company then has a member of its board of directors resident in Hong Kong) of the day that request is made for delivery of such Shares.

(d)
Specific Performance. The Company acknowledges that a breach by it or its transfer agent of their respective obligations hereunder will cause irreparable harm to the Purchasers by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 7.11 will be inadequate and agrees, in the event of a breach or threatened breach of the provisions of this Section 7.11, that the Purchasers shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

ARTICLE 8

RESTRICTIONS ON TRANSFERABILITY OF NOTES, WARRANTS AND SHARES;
COMPLIANCE WITH SECURITIES ACT

8.1
Restrictions on Transferability. The Notes, the Warrants, the Additional Warrants or the Shares shall not be transferable in the absence of a registration under the Securities Act or an exemption therefrom. The Company shall be entitled to give stop transfer instructions to its transfer agent with respect to the Notes or the Shares in order to enforce the foregoing restrictions.

8.2
Purchaser Information. Each Purchaser covenants that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding such Purchaser (other than the number of shares held or sold by such Purchaser) or such Purchaser’s “Plan of Distribution.”

ARTICLE 9

MISCELLANEOUS

9.1
Waivers and Amendments. With the exception of Article 7 hereof, the terms of this Agreement may be waived or amended only with the written consent of the Company and each Purchaser. With respect to Article 7 hereof, with the written consent of the Company and the record holders of more than 60% of the Registrable Shares then outstanding and held by Purchasers, the terms of this Agreement may be waived or amended and any such amendment or waiver shall be binding upon the Company and all holders of Registrable Shares.

9.2
Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the

State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

9.3	Survival. The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by the Company or the Purchasers and the Closing.

9.4
Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. Any Purchaser may assign its rights and obligations under this Agreement to the extent such transfer complies with applicable law and the transferee enters into a written instrument with the Company agreeing to be bound by the terms hereof.

9.5	Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter of this Agreement.

9.6
Notices, Etc. All notices and other communications required or permitted under this Agreement shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed to the Company or the Purchasers, as the case may be, at their respective addresses set forth at the beginning of this Agreement or on Exhibit C, or at such other address as the Company or the Purchasers shall have furnished to the other party in writing. All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (a) in the case of notices and communications sent by personal delivery or telecopy, one business day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (b) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication was sent and (c) in the case of notices and communications sent by United States or Hong Kong mail, seven days after such notice or communication shall have been deposited in the United States or Hong Kong mail.

9.7
Severability of this Agreement. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

9.8	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

9.9
Further Assurances. Each party to this Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

9.10
Expenses. The Company shall bear the expenses incurred on its behalf with respect to this Agreement and the transactions contemplated hereby, including fees of legal counsel. The Company will reimburse a single outside legal counsel for Gruber and McBaine International and a single outside legal counsel for SRB Greenway Capital for their reasonable documented fees and expenses, in an amount not to exceed $15,000 for each legal counsel, incurred by them with respect to this Agreement and the transactions contemplated hereby.

9.11
Attorneys’ Fees. In the event that any action is taken or lawsuit is filed regarding this Agreement or the transactions contemplated by this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

9.12	Currency. All references to “$” in this Agreement shall be deemed to refer to United States dollars.

9.13
Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Purchasers without the prior consent of the Company (in the case of a release or announcement by the Purchasers) or the Purchasers (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Purchasers, as the case may be, shall allow the Purchasers or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. By 8:30 a.m. (New York City time) on the trading day immediately following the Closing Date, the Company shall issue a press release disclosing the consummation of the transactions contemplated by this Agreement. No later than the later of (i) the third trading day following the Closing Date and (ii) the last day of the calendar month in which the Closing occurs, the Company will file a Report of Foreign Private Issuer on Form 6-K attaching the press release described in the foregoing sentence as well as copies of this Agreement and the forms of Note and Warrant. In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the SEC (other than the Registration Statement and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the Exchange Act) or any regulatory agency or Nasdaq, without the prior written consent of such Purchaser, except to the extent such disclosure is required by law or trading market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure.

9.14
Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser hereunder are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. The decision of each Purchaser to purchase Notes, Warrants, the Additional Warrants and the Shares hereunder has been made by such Purchaser independently of any other Purchaser. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment or enforcing its rights hereunder. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Purchasers has been provided with the same Agreement for the purpose of closing a transaction with multiple Purchasers and not because it was required or requested to do so by any Purchaser.

[Signature pages follow]

This Agreement is hereby executed and delivered as of the date first above written.

CORGI INTERNATIONAL LIMITED

By: /s/ Kenneth B. Fowler
Name: Kenneth B. Fowler
Title: Chief Financial Officer

PURCHASERS:

Lagunitas Partners, LP
By: Gruber & McBaine Capital Management LLC
Its: General Partner

By: /s/ J. Patterson McBaine
Name: J. Patterson McBaine
Title: Manager

Gruber and McBaine International
By: Gruber & McBaine Capital Management LLC
Its: Attorney-in-Fact

By: /s/ J. Patterson McBaine
Name: J. Patterson McBaine
Title: Manager

Jon D. & Linda W. Gruber Trust

By: /s/ Jon D. Gruber
Name: Jon D. Gruber
Title: Trustee

/s/ J. Patterson McBaine
J. Patterson McBaine

/s/ George Volanakis
George Volanakis

/s/ Charles McGettigan
Charles McGettigan

[SIGNATURE PAGE TO NOTE AND WARRANT PURCHASE AGREEMENT]

SRB GREENWAY CAPITAL, L.P.

By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By: /s/ Steven R. Becker
Name: Steven R. Becker
Title: Member

Address for Notice:
300 Crescent Court, Suite 1111
Dallas, Texas 75201
Attention: Dawn Blankenship
Telephone: 214.756.6051
Facsimile: 214.756.6079
Email: dawn@walksmith.com

with a copy to:

Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: John D. Hogoboom, Esq.
Telephone: 973.597.2500
Facsimile: 973.597.2400

SRB GREENWAY CAPITAL QP, L.P.

By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By: /s/ Steven R. Becker
Name: Steven R. Becker
Title: Member

Address for Notice:
300 Crescent Court, Suite 1111
Dallas, Texas 75201
Attention: Dawn Blankenship
Telephone: 214.756.6051
Facsimile: 214.756.6079
Email: dawn@walksmith.com

with a copy to:
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: John D. Hogoboom, Esq.
Telephone: 973.597.2500
Facsimile: 973.597.2400

[SIGNATURE PAGE TO NOTE AND WARRANT PURCHASE AGREEMENT]

SRB GREENWAY OFFSHORE OPERATING FUND, L.P.

By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By: /s/ Steven R. Becker
Name: Steven R. Becker
Title: Member

Address for Notice:
300 Crescent Court, Suite 1111
Dallas, Texas 75201
Attention: Dawn Blankenship
Telephone: 214.756.6051
Facsimile: 214.756.6079
Email: dawn@walksmith.com

with a copy to:
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: John D. Hogoboom, Esq.
Telephone: 973.597.2500
Facsimile: 973.597.2400

WALKER SMITH INTERNATIONAL FUND, LTD.

By: WS Capital Management, L.P., Attorney-in-Fact
By: WS Capital, L.L.C., General Partner

By: /s/ Reid S. Walker
Name: Reid S. Walker
Title: Member

Address for Notice:
300 Crescent Court, Suite 1111
Dallas, Texas 75201
Attention: Dawn Blankenship
Telephone: 214.756.6051
Facsimile: 214.756.6079
Email: dawn@walksmith.com

with a copy to:
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: John D. Hogoboom, Esq.
Telephone: 973.597.2500
Facsimile: 973.597.2400

[SIGNATURE PAGE TO NOTE AND WARRANT PURCHASE AGREEMENT]

WALKER SMITH CAPITAL (Q.P.), L.P.

By: WS Capital Management, L.P., General Partner
By: WS Capital, L.L.C., General Partner

By: /s/ Reid S. Walker
Name: Reid S. Walker
Title: Member

Address for Notice:
300 Crescent Court, Suite 1111
Dallas, Texas 75201
Attention: Dawn Blankenship
Telephone: 214.756.6051
Facsimile: 214.756.6079
Email: dawn@walksmith.com

with a copy to:
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: John D. Hogoboom, Esq.
Telephone: 973.597.2500
Facsimile: 973.597.2400

WALKER SMITH CAPITAL, L.P.

By: WS Capital Management, L.P., General Partner
By: WS Capital, L.L.C., General Partner

By: /s/ Reid S. Walker
Name: Reid S. Walker
Title: Member

Address for Notice:
300 Crescent Court, Suite 1111
Dallas, Texas 75201
Attention: Dawn Blankenship
Telephone: 214.756.6051
Facsimile: 214.756.6079
Email: dawn@walksmith.com

with a copy to:
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: John D. Hogoboom, Esq.
Telephone: 973.597.2500
Facsimile: 973.597.2400

[SIGNATURE PAGE TO NOTE AND WARRANT PURCHASE AGREEMENT]

HHMI INVESTMENTS, L.P.

By: WS Capital Management, L.P., Investment Manager
By: WS Capital, L.L.C., General Partner

By: /s/ Reid S. Walker
Name: Reid S. Walker
Title: Member

Address for Notice:
300 Crescent Court, Suite 1111
Dallas, Texas 75201
Attention: Dawn Blankenship
Telephone: 214.756.6051
Facsimile: 214.756.6079
Email: dawn@walksmith.com

with a copy to:
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: John D. Hogoboom, Esq.
Telephone: 973.597.2500
Facsimile: 973.597.2400

LJHS Company, a McLeod Family Partnership

By: /s/ Jack A. McLeod
Name: Jack A. McLeod
Title: Agent

SYM Partners, a McLeod Family Partnership

By: /s/ Jack A. McLeod
Name: Jack A. McLeod
Title: Agent

[SIGNATURE PAGE TO NOTE AND WARRANT PURCHASE AGREEMENT]

EXHIBIT A

FORM OF NOTE

THIS PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON EXCHANGE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THIS PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON EXCHANGE HEREOF MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS PROMISSORY NOTE OR SUCH SECURITIES ISSUABLE UPON EXCHANGE HEREOF UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

April 28, 2006

Hong Kong, N.T., China

For value received, CORGI INTERNATIONAL LIMITED, a Hong Kong corporation (the “Company”), promises to pay to __________________ (“Holder”) at its address at __________________________________ the principal sum of ___________ with simple interest on the outstanding principal amount at the rate of (a) 11% per annum until and including the date on which the Shareholder Approval (as defined below) is obtained (the “Approval Date”) and (b) 7.5% per annum thereafter. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. Interest on this Note shall accrue semi-annually and shall be payable semi-annually on the last day of June and December of each year (each, an “Interest Payment Date”), commencing on June 30, 2006, to the Holder of record on the immediately preceding June 15 or December 15, as applicable (each, an “Interest Record Date”). Subject to the other provisions of this Note, the principal of this Note and all accrued and unpaid interest hereon shall mature and become due and payable on October 31, 2008 (the “Stated Maturity Date”).

1.
 This note (the “Note”) is issued as part of a series of similar notes (collectively, the “Notes”) to be issued pursuant to the terms of that certain Note and Warrant Purchase Agreement, dated as of April 28, 2006 (the “Purchase Agreement”), to the persons and entities listed on the Schedule of Purchasers thereof (collectively, the “Holders”). Capitalized terms under herein have the respective meanings ascribed thereto in the Purchase Agreement, unless otherwise defined herein.

2.
 All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. In the event that any amount due hereunder is not paid when due, such overdue amount shall bear interest at an annual rate of 12% until paid in full. In no event shall any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law and if any such payment is paid by the Company, then such excess sum shall be credited by the Holder as a payment of principal.

3.
 At any time on or after the date that the Company’s shareholders approve a resolution authorizing, or permitting the Company’s Board of Directors to authorize, the issuance of the Ordinary Shares underlying the Company’s American Depositary Shares (“ADSs”) in compliance with Hong Kong law (“Shareholder Approval”), such that the indebtedness represented by this Note may be exchanged for ADSs, the outstanding principal balance of this Note and all accrued but unpaid interest may be exchanged at the option of the Holder, for the number of ADSs obtained by dividing (a) the sum of all unpaid principal and accrued interest under this Note as of the Exchange Date (as defined below) by (b) $2.00 (as adjusted for stock splits, combinations, stock dividends and the like, and adjustments made pursuant to Section 13 below, between the date of issuance of such Note and the Exchange Date, the “Conversion Price”), and rounding up to the nearest whole ADS, and this Note shall be deemed cancelled. If the Holder desires to exchange this Note pursuant to this Section 3, it shall deliver this Note, together with written notice of the Holder’s intent to exchange this Note pursuant to this Section 3, to the Company’s United States executive offices (currently 175 West Jackson Boulevard, Suite 1770, Chicago, IL 60604). No later than ten business days after delivery of this Note and such notice to the Company (five business days if the Company then has a member of its board of directors resident in Hong Kong), the Company shall issue and deliver to Holder a certificate for the number of ADSs to which the Holder is entitled. So long as any amounts under the Notes remain outstanding, the Company shall maintain an office in the United States for the payment of principal and interest due on the Notes and for the presentment of the presentment of the Notes for transfer and exchange.

4.
 In the event that following the Approval Date, (i) the closing bid price per ADS on the primary trading market for the ADSs has been at least $5.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the ADSs occurring after the date hereof) for a period of at least ten consecutive trading days commencing after the Approval Date and after the Registration Statement has been declared effective, and (ii) all of the ADSs issuable hereunder either (A) are registered pursuant to the Registration Statement, which is not suspended and for which no stop order is in effect, and pursuant to which the Holders are able to sell such ADSs at all times during the Notice Period (as defined below) or (B) no longer constitute Registrable Shares (as defined in the Purchase Agreement), upon no fewer than 30 days prior written notice (the “Notice Period”) given to the Holders within two business days immediately following the end of such 10 day period, the Company may elect to exchange all of the unpaid principal and accrued interest on the Notes for that number of ADSs obtained by dividing (a) the sum of all unpaid principal and accrued but unpaid interest under the Note to and including the Exchange Date (as defined below) by (b) the Conversion Price (the “Company Conversion”). The date on which the Company Conversion is effected is referred to herein as the “Exchange Date.” Upon receipt of the Company’s notice, the Holder will surrender this Note to the Paying Agent no later than the Exchange Date in exchange for a certificate representing the number of ADSs to which the Holder is entitled.

5.	Covenants.

(a)	So long as any amount due under this Note is outstanding and until indefeasible payment in full of all amounts payable by the Company hereunder:

(i)
The Company shall and shall cause each of its Subsidiaries to (A) carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducting, (B) do all things necessary to remain duly organized, validly existing, and in good standing as a corporation under the laws of its jurisdiction of incorporation and (C) maintain all requisite authority to conduct its business in those jurisdictions in which its business is conducted.

(ii)
The Company shall promptly notify the Holder in writing of (A) any change in the business or the operations the Company or any Subsidiary which could reasonably be expected to have a Material Adverse Effect, and (B) any information which indicates that any financial statements which are the subject of any representation contained in the Purchase Agreement, or which are furnished to the Holder pursuant to the Purchase Agreement, fail, in any material respect, to present fairly, as of the date thereof and for the period covered thereby, the financial condition and results of operations purported to be presented therein, disclosing the nature thereof.

(iii)
The Company shall promptly notify the Holder of the occurrence of any Event of Default (as defined below) or any event which, with the giving of notice, the lapse of time or both would constitute an Event of Default, which notice shall include a written statement as to such occurrence, specifying the nature thereof and the action (if any) which is proposed to be taken with respect thereto.

(iv)
The Company shall promptly notify the Holder of any action, suit or proceeding at law or in equity or by or before any governmental instrumentality or other agency against the Company or any Subsidiary or to which the Company or any Subsidiary may be subject which alleges damages in excess of $100,000.

(v)
The Company shall promptly notify the Holder of any default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which the Company or any Subsidiary is a party which default could reasonably be expected to have a Material Adverse Effect.

(vi)
The Company shall and shall cause each Subsidiary to pay when due all taxes, assessments and governmental charges and levies upon it or its income, profits or property, except those that are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside.

(vii)
The Company shall and shall cause each Subsidiary to all times maintain with financially sound and reputable insurance companies insurance covering its assets and its businesses in such amounts and covering such risks (including, without limitation, hazard, business interruption and public liability) as is consistent with sound business practice and as may be obtained at commercially reasonable rates.

(viii)
The Company shall and shall cause each Subsidiary to comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which they may be subject except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(ix)
The Company shall and shall cause each Subsidiary to use commercially reasonable efforts to do all things necessary to maintain, preserve, protect and keep its properties in good repair, working order and condition and use commercially reasonable efforts to make all necessary and proper repairs, renewals and replacements so that its business carried on in connection therewith may be properly conducted.

(x)
The Company shall deliver to the Holder as soon as reasonably practicable but in any event within three business days, upon receipt or delivery, copies of any and all material notices and other material communications from and to any federal or state regulatory body with jurisdiction over the products, business and/or processes of the Company or any Subsidiary (i) with respect to products or practices and (ii) with respect to any intellectual property with counsel to the Company or any Subsidiary (including any non-infringement opinions of counsel or advisors to the Company or any Subsidiary or any other Person), any governmental authority or any other Person. The Company shall and shall cause each Subsidiary to as soon as reasonably practicable, notify the Holder of any infringement or threatened infringement of its intellectual property may at any time come to its notice.

(xi)
At its own expense, the Company shall and shall cause each Subsidiary to make, execute, endorse, acknowledge file and/or deliver any documents and take all commercially reasonable actions necessary or required to maintain its ownership rights in its intellectual property, including, without limitation, (i) any action reasonably required to protect the intellectual property in connection with any infringement, suspected infringement, passing off, act of unfair competition or other unlawful interference with the rights of the Company or any Subsidiary in and to such intellectual property, and (ii) any registrations with the United States Patent and Trademark Office and any corresponding foreign patent and/or trademark office required for the Company or any Subsidiary to carry on its business as presently conducted and as presently proposed to be conducted. Except for non-exclusive licenses granted in the ordinary course of business, the Company shall not and shall cause each Subsidiary not to transfer, assign or otherwise convey the intellectual property, any registrations or applications thereof and all goodwill associated therewith, to any person.

(xii)
Promptly after the occurrence thereof, the Company shall and shall cause each Subsidiary to inform the Holder of the following material developments: (i) entering into material agreements outside the ordinary course of business consistent with past practice, (ii) any issuance of debt securities by the Company or any Subsidiary, (iii) the incurrence of any indebtedness for borrowed money by the Company or any Subsidiary,

(iv)	a change in the number of the Board of Directors of the Company,

(v)
a sale, lease or transfer of any material portion of the assets of the Company or any Subsidiary and (vi) any change in ownership of any Subsidiary (specifying the details of any such change, including the identity and ownership amount of any new owner).

(b)
So long as any amount due under this Note is outstanding and until indefeasible payment in full of all amounts payable by the Company hereunder, without the prior written consent of the holders of at least 60% of the outstanding principal amount of the Notes then outstanding (for purposes of this Section 5(b), any Notes held by any employee, director or officer of the Company or any Subsidiary shall not be deemed to be outstanding):

(i)
The Company shall not and shall cause each Subsidiary not to create, incur, guarantee, issue, assume or in any manner become liable in respect of any indebtedness for borrowed money (“Indebtedness”), other than

Permitted Indebtedness. For the purposes of this Note, “Permitted Indebtedness” shall mean (A) Indebtedness created under the Notes, (B) Indebtedness existing or created under facilities existing on the date hereof after giving effect to the use of the proceeds of the Notes, and extensions, renewals and replacements of any such Indebtedness that do not increase the maximum outstanding principal amount thereof, impose any new Liens on any assets of the Company or any Subsidiary or increase the interest rate payable thereon, (C) Indebtedness of the Company to any Subsidiary and of any Subsidiary to the Company or any other Subsidiary, (D) guarantees by the Company or any Subsidiary of Indebtedness that is otherwise Permitted Indebtedness, (E) Indebtedness of the Company or any Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including capital lease obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien (as defined below) on any such assets prior to the acquisition thereof, and any extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof, increase the interest rate payable thereon or impose any new Liens on any assets of the Company or any Subsidiary, (F) Indebtedness of any entity that becomes a Subsidiary after the date of this Note and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof, impose any new Liens on any assets of the Company or any Subsidiary or increase the interest rate payable thereon, provided that such Indebtedness exists at the time such entity becomes a Subsidiary and is not created in contemplation of or in connection with such entity becoming a Subsidiary, (G) Indebtedness in respect of any surety bond, performance bond, bankers’ acceptance, trade letter of credit, warehouse receipt or similar facilities entered into in the ordinary course of business, (H) Indebtedness in the form of purchase price adjustments or purchase money notes in connection with any acquisition of property that constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the outstanding capital stock of an entity, (I) derivative liabilities designed to hedge against fluctuations in interest rates, foreign exchange rates or commodities pricing risks incurred in the ordinary course of business, and (J) other Indebtedness in an aggregate principal amount not exceeding $500,000 at any time outstanding.

(ii)
The Company shall not and shall cause each Subsidiary not to create, incur, assume or suffer to exist any liens, mortgages, encumbrances, security interests or claims of any kind (collectively, “Liens”) upon any of its property, whether now owned or hereafter acquired other than Permitted Liens. The Company shall not, and shall cause each Subsidiary not to, be bound by any agreement which limits the ability of the Company or any Subsidiary to grant Liens. For the purposes of this Note, “Permitted Liens” shall mean (A) Liens imposed by law or arising by operation of law that were incurred in the ordinary course of business, including (but not limited to) carriers’, warehousemen’s and mechanics’ liens, bankers’ liens, statutory liens arising under environmental laws, (B) Liens otherwise arising in the ordinary course of business that do not in the aggregate detract materially from the value of the property subject thereto or impair materially the use thereof in the operation of the business of the Company and its Subsidiaries, (C) pledges or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other similar social security legislation, (D) Liens securing taxes, assessments and other governmental charges, the payment of which is not yet due, (E) pledges or deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature entered into in the ordinary course of business, (F) easements, rights-of-way, restrictions and other encumbrances that, in the aggregate, do not detract materially from the value of the property subject thereto, (G) any interest or title of a lessor under any lease entered into by the Company or a Subsidiary and covering only the assets so leased, (H) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods and (I) customary Liens on purchased goods securing obligations in respect of trade letters of credit incurred in the ordinary course of business for the purchase of such goods.

(iii)
The Company shall not and shall cause each Subsidiary not to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates other than a wholly-owned Subsidiary, except for consulting arrangements with directors and compensation arrangements with executive officers approved by the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company.

(iv)
The Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, declare or pay any dividends on account of any shares of any class or series of its capital stock now or hereafter outstanding, or set aside or otherwise deposit or invest any sums for such purpose, or redeem, retire, defease, purchase or otherwise acquire any shares of any class of its capital stock (or set aside or otherwise deposit or invest any sums for such purpose) for any consideration or apply or set apart any sum, or make any other distribution (by reduction of capital or otherwise) in respect of any such shares or pay any interest, premium if any, or principal of any Indebtedness or redeem, retire, defease, repurchase or otherwise acquire any Indebtedness (or set aside or otherwise deposit or invest any sums for such purpose) for any consideration or apply or set apart any sum, or make any other payment in respect thereof or agree to do any of the foregoing (each of the foregoing is herein called a “Restricted Payment”); provided, that (i) the Company may make payments of interest, premium if any, and principal of the Notes in accordance with the terms hereof, (ii) provided that no Event of Default or event which, with the giving of notice, the lapse of time or both would constitute an Event of Default has occurred and is continuing, the Company and its Subsidiaries may make regularly scheduled payments of interest and principal of any Permitted Indebtedness, (iii) any Subsidiary directly or indirectly wholly owned by the Company may pay dividends on its capital stock and (iv) the Company may repurchase capital stock from a former employee in connection with the termination or other departure of such employee, strictly in accordance with the terms of any agreement entered into with such employee and in effect on the Closing Date (as defined in the Purchase Agreement), provided that (A) such repurchase is approved by a majority of the Board, (B) payments permitted under this clause (iv) shall not exceed $500,000 in the aggregate, and (C) no such payment may be made if an Event of Default or an event which, with the giving of notice, the lapse of time or both would constitute an Event of Default has occurred and is continuing or would result from such payment.

(v)
The Company shall not and shall cause each Subsidiary not to, directly or indirectly, engage in any business other than the business of designing, manufacturing, marketing and selling die-cast and injection-molded collectibles and toys.

(vi)
The Company shall not and shall cause each Subsidiary not to make or own any investment in any person, including without limitation any joint venture, other than (A) investments approved unanimously by the Board of Directors of the Company, (B) operating deposit accounts with banks and (C) investments by the Company in the capital stock of any wholly owned Subsidiary.

(vii)
The Company shall not and shall cause each Subsidiary not to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which the Company or any Subsidiary (a) has sold or transferred or is to sell or to transfer to any other person, or (b) intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by the Company or any Subsidiary to any person in connection with such lease.

(viii)
The Company shall not and shall cause each Subsidiary not to settle, or agree to indemnify or defend third parties against, any material lawsuit, except as may be required by judicial or regulatory order or by agreements entered into prior to the date hereof on a basis consistent with past practice, or as may be approved unanimously by the Company’s Board of Directors. A material lawsuit shall be any lawsuit in which the amount in controversy exceeds $100,000.

(ix)	The Company shall not and shall cause each Subsidiary not to amend its charter documents in a manner adverse to the Holder, except as may be approved unanimously by the Company’s Board of Directors.

6.	The occurrence of any of following events shall constitute an “Event of Default” hereunder:

(a)	the failure of the Company to make any payment of principal on this Note when due, whether at maturity, upon acceleration or otherwise;

(b)
the failure of the Company to make any payment of interest on this Note, or any other amounts due under the Purchase Agreement or the Warrants when due, whether at maturity, upon acceleration or otherwise, and such failure continues for more than five days;

(c)
the Company and/or its Subsidiaries fail to make a required payment or payments on indebtedness for borrowed money of $100,000 or more in aggregate principal amount and such failure continues for more than ten days;

(d)
there shall have occurred an acceleration of the stated maturity of any indebtedness for borrowed money of the Company or its Subsidiaries of $100,000 or more in aggregate principal amount (which acceleration is not rescinded, annulled or otherwise cured within ten days of receipt by the Company or a Subsidiary of notice of such acceleration);

(e)
the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company as bankrupt or insolvent; or any order for relief with respect to the Company is entered under the Federal Bankruptcy Code or any other bankruptcy or insolvency law; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to it under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company and either (i) the Company by any act indicates its approval thereof, consents thereto or acquiescence therein or (ii) such petition application or proceeding is not dismissed within 60 days;

(f)
a final, non-appealable judgment which, in the aggregate with other outstanding final, non-appealable judgments against the Company and its Subsidiaries, exceeds $100,000, shall be rendered against the Company or a Subsidiary and within 60 days after entry thereof, such judgment is not discharged or execution thereof stayed pending appeal, or within 60 days after the expiration of such stay, such judgment is not discharged; provided, however, that a judgment that provides for the payment of royalties subsequent to the date of the judgment shall be deemed to be discharged so long as the Company or the Subsidiary affected thereby is in compliance with the terms of such judgment;

(g)	the Company is in material breach of the requirements of Section 5(b) hereof and such breach is not cured within 30 days after notice of such breach is given to the Company by the Holder;

(h)
if any representation or warranty made by the Company in the Purchase Agreement or furnished to the Holder at any time by or on behalf of the Company was false in any material respect when made or furnished;

(i)
if the Company fails to observe or perform in any material respect any of its covenants contained herein or in the Purchase Agreement (other than any failure which is covered by Section 5(a), (b) or (g)), and such failure continues for 30 days after receipt by the Company of notice thereof by the Holder; or

(j)
if the Company fails to obtain Shareholder Approval by July 31, 2006 (provided, however, that the failure to obtain Shareholder Approval shall not be an Event of Default if the Holder fails to vote in favor of the Shareholder Approval proposals).

Upon the occurrence of any such Event of Default all unpaid principal and accrued interest under this Note shall become immediately due and payable (A) upon election of the Holder, with respect to (a) through (d) and (f) through (j), and (B) automatically, with respect to (e). Upon the occurrence of any Event of Default, the Holder may, in addition to declaring all amounts due hereunder to be immediately due and payable, pursue any available remedy, whether at law or in equity. If an Event of Default occurs, the Company shall pay to the Holder the reasonable attorneys’ fees and disbursements and all other reasonable out-of-pocket costs incurred by the Holder in order to collect amounts due and owing under this Note or otherwise to enforce the Holder’s rights and remedies hereunder and under the Purchase Agreement.

7.
The Company hereby forever waives presentment, demand, presentment for payment, protest, notice of protest, notice of dishonor of this Note and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note.

8.
THE COMPANY AND, BY ACCEPTING THIS NOTE, THE HOLDER HEREBY WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS NOTE OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. EACH OF THE COMPANY AND THE HOLDER HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

9.
 This Note shall be governed by and construed under the law of the State of New York, without giving effect to the conflicts of law principles thereof. The Company and, by accepting this Note, the Holder, each irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Note and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Note. The Company and, by accepting this Note, the Holder, each irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The Company and, by accepting this Note, the Holder, each irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

10.
The indebtedness evidenced by this Note is intended to be subordinated in right of payment to the prior payment in full of the Senior Indebtedness. “Senior Indebtedness” shall mean all amounts due in connection with the indebtedness of the Company and its Subsidiaries to (a) the Agricultural Bank of China, KBC Bank N.V., The Hong Kong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland, each pursuant to the banking facilities currently in place with such lenders, and (b) any Permitted Indebtedness issued in exchange or replacement for the indebtedness described in clause (a). Upon the request of any holder of Senior Indebtedness, the Holder shall enter into an appropriate subordination agreement containing customary terms and conditions for similar investments with the holder of such Senior Indebtedness. Neither the provisions of this Section 10 nor any subordination agreement entered into pursuant to this Section 10 shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest accrued on this Note when due.

11.
Any term of this Note may be amended or waived upon the written consent of the Company and the holders representing at least 60% of the principal amount of the Notes then outstanding (the “Majority Holders”); provided, that (x) any such amendment or waiver must apply to all outstanding Notes; and (y) without the consent of the Holder hereof, no amendment or waiver shall (i) change the Stated Maturity Date of this Note, (ii) reduce the principal amount of this Note or the interest rate due hereon, (iii) change the Conversion Price or (iv) change the place of payment of this Note. No such waiver or consent on any one instance shall be construed to be a continuing waiver or a waiver in any other instance unless it expressly so provides.

12.
All notices hereunder shall be given in writing and shall be deemed delivered when received by the other party hereto at the address set forth in the Purchase Agreement or at such other address as may be specified by such party from time to time in accordance with the Purchase Agreement.

13.	This Note shall be binding upon the successors or assigns of the Company and shall inure to the benefit of the successors and assigns of the Holder.

14.	Adjustments.

(a)
If the Company shall, at any time or from time to time while this Note is outstanding, pay a dividend or make a distribution on its Ordinary Shares or ADSs in Ordinary Shares or ADSs, subdivide its outstanding Ordinary Shares or ADSs into a greater number of shares or combine its outstanding Ordinary Shares or ADSs into a smaller number of shares or issue by reclassification of its outstanding Ordinary Shares or ADSs any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then the Conversion Price in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the Holder thereafter exchanging this Note shall be entitled to receive the number of Ordinary Shares, ADSs or other capital stock which the Holder would have received if the Note had been exchanged immediately prior to such event upon payment of a Conversion Price that has been adjusted to reflect a fair allocation of the economics of such event to the Holder. Such adjustments shall be made successively whenever any event listed above shall occur.

(b)
If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the shares of Ordinary Shares or ADSs immediately theretofore issuable upon exchange of this Note such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Ordinary Shares or ADSs equal to the number of Ordinary Shares or ADSs immediately theretofore issuable upon exchange of this Note, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Conversion Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exchange hereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Holder, at the last address of the Holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase and the other obligations under this Note. The provisions of this paragraph (b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

(c)
In case the Company shall fix a payment date for the making of a distribution to all holders of Ordinary Shares or ADSs (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 14(a), or subscription rights or Notes, the Conversion Price to be in effect after such payment date shall be determined by multiplying the Conversion Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of Ordinary Shares or ADSs outstanding multiplied by the Market Price of the Ordinary Shares or ADSs immediately prior to such payment date, less the fair market value (as determined by the Board in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or Notes, and the denominator of which shall be the total number of Ordinary Shares or ADSs outstanding multiplied by such Market Price immediately prior to such payment date. Such adjustment shall be made successively whenever such a payment date is fixed. “Market Price” as of a particular date (the “Valuation Date”) shall mean the following: (a) if the Ordinary Shares or ADSs are then listed on a national stock exchange, the closing sale price of one Ordinary Share or ADS on such exchange on the last trading day prior to the Valuation Date; (b) if the Ordinary Shares or ADSs are then quoted on The Nasdaq Stock Market, Inc. (“Nasdaq”), the National Association of Securities Dealers, Inc. OTC Bulletin Board (the “Bulletin Board”) or such similar quotation system or association, the closing sale price of one Ordinary Share or ADS on Nasdaq, the Bulletin Board or such other quotation system or association on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted thereon on the last trading day prior to the Valuation Date; or (c) if the Ordinary Shares or ADSs are not then listed on a national stock exchange or quoted on Nasdaq, the Bulletin Board or such other quotation system or association, the fair market value of one Ordinary Share or ADS as of the Valuation Date, as determined in good faith by the Board of Directors of the Company and the Holder. If the Ordinary Shares or ADSs are not then listed on a national securities exchange, Nasdaq, the Bulletin Board or such other quotation system or association, the Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Holder prior to the exchange of this Note as to the fair market value of an Ordinary Share or ADS as determined by the Board of Directors of the Company. In the event that the Board of Directors of the Company and the Holder are unable to agree upon the fair market value, the Company and the Holder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne equally by the Company and the Holder.

(d)
An adjustment to the Conversion Price shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.

(e)
In the event that, as a result of an adjustment made pursuant to this Section 14, the Holder shall become entitled to receive any shares of capital stock of the Company other than Ordinary Shares or ADSs, the number of such other shares so receivable upon conversion of this Note shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this Note.

(f)
Except as provided in Section 14(g) hereof, if and whenever the Company shall issue or sell, or is, in accordance with any of Sections 14(f) hereof, deemed to have issued or sold, any Ordinary Shares or ADSs for no consideration or for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issue or sale, then and in each such case (a “Trigger Issuance”) the then-existing Conversion Price, shall be reduced, as of the close of business on the effective date of the Trigger Issuance, to the lowest price per share at which any Ordinary Share or ADS was issued or sold or deemed to be issued or sold; provided, however, that in no event shall the Conversion Price after giving effect to such Trigger Issuance be greater than the Conversion Price in effect prior to such Trigger Issuance.

For purposes of this Section 14(f), “Additional Shares” shall mean all Ordinary Shares or ADSs issued by the Company or deemed to be issued pursuant to this subsection (f), other than Excluded Issuances (as defined in subsection (g) hereof).

For purposes of this Section 14(f), the following subsections (i) to (vii) shall also be applicable (subject, in each such case, to the provisions of Section 14(g) hereof):

(i)
In case at any time the Company shall in any manner grant (directly and not by assumption in a merger or otherwise) any options or other rights to subscribe for or to purchase, or any options for the purchase of, Ordinary Shares or ADSs or any stock or security convertible into or exchangeable for Ordinary Shares or ADSs (such Notes, rights or options being called “Options” and such convertible or exchangeable stock or securities being called “Convertible Securities”) whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Ordinary Shares or ADSs are issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of Ordinary Shares or ADSs issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Market Price of the Common Stock immediately prior to the time of the granting of such Options, then the total number of Ordinary Shares or ADSs issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price. Except as otherwise provided in subsection (iii), no adjustment of the Conversion Price shall be made upon the actual issue of such Ordinary Shares or ADSs or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Ordinary Shares or ADSs upon conversion or exchange of such Convertible Securities.

(ii)
In case the Company shall in any manner issue (directly and not by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Ordinary Shares or ADSs are issuable upon such conversion or exchange (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total number of Ordinary Shares or ADSs issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Market Price of the Ordinary Shares or ADSs immediately prior to the time of such issue or sale, then the total maximum number of Ordinary Shares or ADSs issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price, provided that (a) except as otherwise provided in subsection (iii), no adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Shares or ADSs upon conversion or exchange of such Convertible Securities and (b) no further adjustment of the Conversion Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price have been made pursuant to the other provisions of subsection (i).

(iii)
Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection (i), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections (i) or (ii), or the rate at which Convertible Securities referred to in subsections

(i) or (ii) are convertible into or exchangeable for Ordinary Shares or ADSs shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. On the termination of any Option for which any adjustment was made pursuant to this Section 14(f) or any right to convert or exchange Convertible Securities for which any adjustment was made pursuant to this Section 14(f) (including without limitation upon the redemption or purchase for consideration of such Convertible Securities by the Company), the Conversion Price then in effect hereunder shall forthwith be changed to the Conversion Price which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued.

(iv)
Subject to the provisions of this Section 14(f), in case the Company shall declare a dividend or make any other distribution upon any stock of the Company (other than the Ordinary Shares or ADSs) payable in Ordinary Shares, ADSs, Options or Convertible Securities, then any Ordinary Shares, ADSs, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

(v)
In case any Ordinary Shares, ADSs, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor, after deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Ordinary Shares, ADSs, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board, after deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company. If Ordinary Shares, ADSs, Options or Convertible Securities shall be issued or sold by the Company and, in connection therewith, other Options or Convertible Securities (the “Additional Rights”) are issued, then the consideration received or deemed to be received by the Company shall be reduced by the fair market value of the Additional Rights (as determined using the Black-Scholes option pricing model or another method mutually agreed to by the Company and the Holder). The Board shall respond promptly, in writing, to an inquiry by the Holder as to the fair market value of the Additional Rights. In the event that the Board and the Holder are unable to agree upon the fair market value of the

Additional Rights, the Company and the Holder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne evenly by the Company and the Holder.

(vi)
In case the Company shall take a record of the holders of its Ordinary Shares or ADSs for the purpose of entitling them (i) to receive a dividend or other distribution payable in Ordinary Shares, ADSs, , Options or Convertible Securities or (ii) to subscribe for or purchase Ordinary Shares, ADSs, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Ordinary Shares or ADSs deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(vii)
The number of Ordinary Shares or ADSs outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly-owned subsidiaries, and the disposition thereof (other than the cancellation or retirement thereof) shall be considered an issue or sale of Ordinary Shares or ADSs for the purpose of this Section 14(f).

(g)
Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment of the Conversion Price in the case of the issuance of (A) capital stock, Options or Convertible Securities issued to (i) directors, officers, employees or consultants of the Company in connection with their service as directors of the Company, their employment by the Company or their retention as consultants by the Company pursuant to an equity compensation program approved by the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company; provided, that in the case of any issuance pursuant to this clause (A), the exercise or conversion price of any such Options or Convertible Securities shall be at least equal to the Market Price on the date of grant, (B) Ordinary Shares or ADSs issued upon the conversion or exercise of Options or Convertible Securities issued prior to the date hereof, provided such securities are not amended after the date hereof, (C) securities issued pursuant to the Purchase Agreement and securities issued upon the exercise or conversion of those securities, and (D) Ordinary Shares and ADSs issued or issuable by reason of a dividend, stock split or other distribution on shares of Common Stock (but only to the extent that such a dividend, split or distribution results in an adjustment in the Conversion Price pursuant to the other provisions of this Note) (collectively, “Excluded Issuances”).

(h)
Notwithstanding anything in this Note to the contrary, in no event shall the Conversion Price be less than the par value of the Ordinary Shares of the Company underlying the ADSs (which par value is currently HK$0.50). For so long as this Note remains outstanding, the Company shall not amend the par value of its Ordinary Shares except as may be required by law.

(i)	In case at any time:

(i)
the Company shall declare any dividend upon its Ordinary Shares, ADSs or any other class or series of capital stock of the Company payable in cash or stock or make any other distribution to the holders of its Ordinary Shares, ADSs or any such other class or series of capital stock;

(ii)
the Company shall offer for subscription pro rata to the holders of its Ordinary Shares, ADSs or any other class or series of capital stock of the Company any additional shares of stock of any class or other rights; or

(iii)	there shall be any capital reorganization or reclassification of the capital stock of the Company, any acquisition or a liquidation, dissolution or winding up of the Company;

then, in any one or more of said cases, the Company shall give, by delivery in person or by certified or registered mail, return receipt requested, addressed to the Holder at the address of such Holder as shown on the books of the Company, (a) at least 20 business days’ prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any event set forth in clause (iii) of this Section 14(i) and (b) in the case of any event set forth in clause (iii) of this Section 14(i), at least 20 business days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Ordinary Shares, ADSs or such other class or series of capital stock shall be entitled thereto and such notice in accordance with the foregoing clause (b) shall also specify the date on which the holders of Ordinary Shares, ADSs and such other series or class of capital stock shall be entitled to exchange their Ordinary Shares, ADSs and other stock for securities or other property deliverable upon consummation of the applicable event set forth in clause (iii) of this Section 14(h).

(j)
Upon any adjustment of the Conversion Price, then and in each such case the Company shall give prompt written notice thereof, by delivery in person or by certified or registered mail, return receipt requested, addressed to the Holder at the address of such Holder as shown on the books of the Company, which notice shall state the Conversion Price resulting from such adjustment and setting forth in reasonable detail the method upon which such calculation is based.

(k)
The Company shall at all times reserve and keep available out of its authorized Ordinary Shares and ADSs, solely for the purpose of issuance upon conversion of this Note as herein provided, such number of Ordinary Shares or ADSs as shall then be issuable upon the conversion of this Note. The Company covenants that all Ordinary Shares and ADSs which shall be so issued shall be duly and validly issued and fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, and that the Company will from time to time take all such action as may be requisite to assure that the par value per share of the Ordinary Shares is at all times equal to or less than the Conversion Price in effect at the time. The Company shall take all such action as may be necessary to assure that all such Ordinary Shares and ADSs may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange or trading market upon which the Ordinary Shares or the ADSs may be listed. The Company shall not take any action which results in any adjustment of the Conversion Price if the total number of Ordinary Shares or ADSs issued and issuable after such action upon conversion of this Note would exceed the total number of Ordinary Shares or ADSs then authorized by the Company’s organizational documents.

(l)
The issuance of certificates for Ordinary Shares or ADSs upon conversion of this Note shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Holder.

(m)
The Company will not at any time close its transfer books against the transfer, as applicable, of this Note or of any Ordinary Shares or ADSs issued or issuable upon the conversion of this Note in any manner which interferes with the timely conversion of this Note, except as may otherwise be required to comply with applicable securities laws.

(n)
To the extent permitted by applicable law and the listing requirements of any stock exchange or trading market on which the Ordinary Shares or the ADSs are then listed, the Company from time to time may decrease the Conversion Price by any amount for any period of time if the period is at least 20 days, the decrease is irrevocable during the period and the Board shall have made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. Whenever the Conversion Price is decreased pursuant to the preceding sentence, the Company shall provide written notice thereof to the Holder at least 15 days prior to the date the decreased Conversion Price takes effect, and such notice shall state the decreased Conversion Price and the period during which it will be in effect.

The Company has caused this Note to be executed under seal by its duly authorized persons as of _____________, 2006.

SEALED WITH
THE COMMON SEAL of
CORGI INTERNATIONAL LIMITED
and signed by

___________________
George Volanakis
Chief Executive Officer

and

___________________
Ken Fowler
Chief Financial Officer

In the presence of

___________________
Signature of Witness

___________________
Name of Witness (block letters)
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	common seal

EXHIBIT B-1

FORM OF WARRANT

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

CORGI INTERNATIONAL LIMITED

WARRANT TO PURCHASE AMERICAN DEPOSITARY SHARES

April 28, 2006

Void After April 27, 2009

THIS CERTIFIES THAT, for value received, ____________ (the “Holder”) is entitled to subscribe for and purchase at the Exercise Price (defined below) from Corgi International Limited, a Hong Kong corporation, with its principal office at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fotan, N.T., Hong Kong (the “Company”) up to ________________ American Depositary Shares of the Company (“ADSs”).

1.	Definitions. As used herein, the following terms shall have the following respective meanings:

1.1
“Exercise Period” shall mean the period commencing on the date the Shareholder Approval (as defined in the Purchase Agreement) is obtained and ending on April 27, 2009. Notwithstanding the foregoing, the Exercise Period shall not commence unless and until (a) the Company fails to enter into a definitive agreement for a Change of Control Transaction (as defined in the Purchase Agreement) by the date that is 60 days after the Closing Date (as defined in the Purchase Agreement) or (b) if the Company enters into a definitive agreement for a Change of Control Transaction by such date, the Company fails to consummate such transaction by the date that is 180 days after the Closing Date.

1.2	“Exercise Price” shall mean $0.07 per share, subject to adjustment pursuant to Section 5 below.

1.3	“Exercise Shares” shall mean the ADSs issuable upon exercise of this Warrant.

1.4	“Purchase Agreement” shall mean the Note and Warrant Purchase Agreement, dated as of April 28, 2006, among the Company, the initial Holder of this Warrant and the other purchasers party thereto.

2.
Exercise of Warrant. The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company’s United States executive offices (currently 175 West Jackson Boulevard, Suite 1770, Chicago, IL 60604): (a) an executed Notice of Exercise in the form attached hereto; (b) payment of the Exercise Price in cash or by check or, in certain circumstances, by cashless exercise as provided below; and (c) this Warrant. Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder not later than ten business days after the rights (five business days if the Company then has a member of its board of directors resident in Hong Kong) represented by this Warrant shall have been so exercised. The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3.	Covenants of the Company.

3.1
Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of ADSs (and underlying Ordinary Shares of the Company) to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued ADSs or Ordinary Shares shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Ordinary Shares and ADSs to such number of shares as shall be sufficient for such purposes.

3.2
No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its charter documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3
Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall mail to the Holder, at least ten days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4.	Representations of Holder.

4.1
Acquisition of Warrant for Personal Account. The Holder represents and warrants that it is acquiring the Warrant solely for its account for investment and not with a view to or for sale or distribution of said Warrant or any part thereof. The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

4.2
Securities Are Not Registered. Any exercise of this Warrant shall constitute the affirmation by the Holder that its representations and warranties in Section 4 of the Purchase Agreement are true and correct as of the date of such exercise.

4.3	Legend. The Holder understands and agrees that, except as provided in the Purchase Agreement, all certificates evidencing the Exercise Shares may bear the following legend:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

5.
Adjustment of Exercise Price and Shares. Subject and pursuant to the provisions of this Section 5, the Exercise Price and number of Exercise Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

5.1
If the Company shall, at any time or from time to time while this Warrant is outstanding, pay a dividend or make a distribution on its Ordinary Shares or ADSs in Ordinary Shares or ADSs, subdivide its outstanding Ordinary Shares or ADSs into a greater number of shares or combine its outstanding Ordinary Shares or ADSs into a smaller number of shares or issue by reclassification of its outstanding Ordinary Shares or ADSs any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then (i) the Exercise Price in effect immediately prior to the date on which such change shall become effective shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of Ordinary Shares or ADSs outstanding immediately prior to such change and the denominator of which shall be the number of Ordinary Shares or ADSs outstanding immediately after giving effect to such change and (ii) the number of Exercise Shares purchasable upon exercise of this Warrant shall be adjusted by multiplying the number of Exercise Shares purchasable upon exercise of this Warrant immediately prior to the date on which such change shall become effective by a fraction, the numerator of which is shall be the Exercise Price in effect immediately prior to the date on which such change shall become effective and the denominator of which shall be the Exercise Price in effect immediately after giving effect to such change, calculated in accordance with clause (i) above. Such adjustments shall be made successively whenever any event listed above shall occur.

5.2
If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each Holder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Exercise Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Exercise

Shares equal to the number of Exercise Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Holder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Exercise Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Holder, at the last address of the Holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this Section 5.2 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

5.3
In case the Company shall fix a payment date for the making of a distribution to all holders of Ordinary Shares or ADSs (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 5.2), or subscription rights or warrants, the Exercise Price to be in effect after such payment date shall be determined by multiplying the Exercise Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of Ordinary Shares or ADSs outstanding multiplied by the Market Price (as defined below) per Ordinary Shares or ADSs immediately prior to such payment date, less the fair market value (as determined by the Company’s Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of Ordinary Shares or ADSs outstanding multiplied by such Market Price per share of Ordinary Shares or ADSs immediately prior to such payment date. “Market Price” as of a particular date (the “Valuation Date”) shall mean the following: (a) if the Ordinary Shares or ADSs are then listed on a national stock exchange, the closing sale price of one Ordinary Share or ADS on such exchange on the last trading day prior to the Valuation Date; (b) if the Ordinary Shares or ADSs are then quoted on The Nasdaq Stock Market, Inc. (“Nasdaq”), the National Association of Securities Dealers, Inc. OTC Bulletin Board (the “Bulletin Board”) or such similar quotation system or association, the closing sale price of one Ordinary Share or ADS on Nasdaq, the Bulletin Board or such other quotation system or association on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted thereon on the last trading day prior to the Valuation Date; or (c) if the Ordinary Shares or ADSs are not then listed on a national stock exchange or quoted on Nasdaq, the Bulletin Board or such other quotation system or association, the fair market value of one Ordinary Share or ADS as of the Valuation Date, as determined in good faith by the Board of Directors of the Company and the Holder. If the Ordinary Shares or ADSs are not then listed on a national securities exchange, Nasdaq, the Bulletin Board or such other quotation system or association, the Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Holder prior to the exercise hereunder as to the fair market value of an Ordinary Share or ADS as determined by the Board of Directors of the Company. In the event that the Board of Directors of the Company and the Holder are unable to agree upon the fair market value in respect of subpart (c) of this Section, the Company and the Holder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne equally by the Company and the Holder. Such adjustment shall be made successively whenever such a payment date is fixed.

5.4
An adjustment to the Exercise Price shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment. In the event that, as a result of an adjustment made pursuant to this Article 5, the Holder shall become entitled to receive any shares of capital stock of the Company other than Ordinary Shares or ADSs, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Exercise Shares contained in this Warrant.

5.5
Notwithstanding anything in this Warrant to the contrary, in no event shall the Exercise Price be less than the par value of the Ordinary Shares of the Company underlying the ADSs (which par value is currently HK$0.50). For so long as this Warrant remains outstanding, the Company shall not amend the par value of its Ordinary Shares except as may be required by law.

6.
Fractional Shares. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

7.	No Shareholder Rights. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

8.
Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

9.
Notices, ETC. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the signature page and to Holder at the address for such Holder set forth on the schedule of purchasers attached to the Purchase Agreement or at such other address as the Company or Holder may designate by ten days’ advance written notice to the other parties hereto.

10.	Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

11.	Successors. All the covenants and provisions hereof by or for the benefit of the Holder shall bind and inure to the benefit of its respective successors and assigns hereunder.

12.
Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Warrant shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law provisions thereof. The Company and, by accepting this Warrant, the Holder, each irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Warrant and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Warrant. The Company and, by accepting this Warrant, the Holder, each irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The Company and, by accepting this Warrant, the Holder, each irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE COMPANY AND, BY ITS ACCEPTANCE HEREOF, THE HOLDER HEREBY WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS WARRANT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

13.
Cashless Exercise. Notwithstanding any other provision contained herein to the contrary, the Holder may elect to receive, without the payment by the Holder of the aggregate Exercise Price in respect of the Exercise Shares, Exercise Shares of equal value to the value of this Warrant, or any specified portion hereof. Thereupon, the Company shall issue to the Holder such number of fully paid, validly issued and nonassessable Exercise Shares as is computed using the following formula:

X = Y (A - B)
A

where

X = the number of Exercise Shares to which the Holder is entitled upon such cashless exercise;

Y =
the total number of Exercise Shares issuable upon exercise of this Warrant for which the Holder has surrendered purchase rights at such time for cashless exercise (including both shares to be issued to the Holder and shares as to which the purchase rights are to be canceled as payment therefor);

A =	the “Market Price” of one Exercise Share as at the date the net issue election is made; and

B =	the Exercise Price in effect under this Warrant at the time the net issue election is made.

14.
Termination. Notwithstanding the other provisions hereof, this Warrant shall terminate and be of no further force and effect if, but only if, (i) a definitive agreement for a Change of Control Transaction (as defined in the Purchase Agreement) has been executed within 60 days of the Closing Date (as defined in the Purchase Agreement), and (ii) or if so executed, such transaction is consummated within 180 days of the Closing Date.

15.
Amendment. Any term of this Warrant may be amended or waived upon the written consent of the Company and the holders representing at least 60% of the shares issuable upon exercise of all Warrants then outstanding; provided, that (x) any such amendment or waiver must apply to all outstanding Warrants; and (y) without the consent of the Holder hereof, no amendment or waiver shall (i) change the Exercise Period, (ii) change the number of shares issuable upon exercise of this Warrant, (iii) change the Exercise Price, or (iv) change the place of to which a Notice of Exercise and this Warrant must be delivered for exercise of this Warrant. No such waiver or consent on any one instance shall be construed to be a continuing waiver or a waiver in any other instance unless it expressly so provides.

The Company has caused this Warrant to be executed under seal by its duly authorized persons as of April 28, 2006.

SEALED WITH
THE COMMON SEAL of
CORGI INTERNATIONAL LIMITED
and signed by

___________________
George Volanakis
Chief Executive Officer

and

___________________
Ken Fowler
Chief Financial Officer

In the presence of

___________________
Signature of Witness

___________________
Name of Witness (block letters)
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	common seal

EXHIBIT B-2

FORM OF ADDITIONAL WARRANT

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

CORGI INTERNATIONAL LIMITED

WARRANT TO PURCHASE AMERICAN DEPOSITARY SHARES

______________, 2006

Void After _____________, 2009

THIS CERTIFIES THAT, for value received, ________________ (the “Holder”) is entitled to subscribe for and purchase at the Exercise Price (defined below) from Corgi International Limited, a Hong Kong corporation, with its principal office at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fotan, N.T., Hong Kong (the “Company”) up to __________ American Depositary Shares of the Company (“ADSs”).

1.	Definitions. As used herein, the following terms shall have the following respective meanings:

1.1	“Exercise Period” shall mean the period commencing on the date the Shareholder Approval (as defined in the Purchase Agreement) is obtained and ending on ______________, 2009.

1.2	“Exercise Price” shall mean $0.07 per share, subject to adjustment pursuant to Section 5 below.

1.3	“Exercise Shares” shall mean the ADSs issuable upon exercise of this Warrant.

1.4	“Purchase Agreement” shall mean the Note and Warrant Purchase Agreement, dated as of April 28, 2006, among the Company, the initial Holder of this Warrant and the other purchasers party thereto.

2.
Exercise of Warrant. The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company’s United States executive offices (currently 175 West Jackson Boulevard, Suite 1770, Chicago, IL 60604): (a) an executed Notice of Exercise in the form attached hereto; (b) payment of the Exercise Price in cash or by check or, in certain circumstances, by cashless exercise as provided below; and (c) this Warrant. Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder not later than ten business days after the rights represented by this Warrant shall have been so exercised. The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3.	Covenants of the Company.

3.1
Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of ADSs (and underlying Ordinary Shares of the Company) to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued ADSs or Ordinary Shares shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Ordinary Shares and ADSs to such number of shares as shall be sufficient for such purposes.

3.2
No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its charter documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3
Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall mail to the Holder, at least ten days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4.	Representations of Holder.

4.1
Acquisition of Warrant for Personal Account. The Holder represents and warrants that it is acquiring the Warrant solely for its account for investment and not with a view to or for sale or distribution of said Warrant or any part thereof. The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

4.2
Securities are not Registered. Any exercise of this Warrant shall constitute the affirmation by the Holder that its representations and warranties in Section 4 of the Purchase Agreement are true and correct as of the date of such exercise.

4.3	Legend. The Holder understands and agrees that, except as provided in the Purchase Agreement, all certificates evidencing the Exercise Shares may bear the following legend:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

5.
Adjustment of Exercise Price and Shares. Subject and pursuant to the provisions of this Section 5, the Exercise Price and number of Exercise Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

5.1
If the Company shall, at any time or from time to time while this Warrant is outstanding, pay a dividend or make a distribution on its Ordinary Shares or ADSs in Ordinary Shares or ADSs, subdivide its outstanding Ordinary Shares or ADSs into a greater number of shares or combine its outstanding Ordinary Shares or ADSs into a smaller number of shares or issue by reclassification of its outstanding Ordinary Shares or ADSs any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then (i) the Exercise Price in effect immediately prior to the date on which such change shall become effective shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of Ordinary Shares or ADSs outstanding immediately prior to such change and the denominator of which shall be the number of Ordinary Shares or ADSs outstanding immediately after giving effect to such change and (ii) the number of Exercise Shares purchasable upon exercise of this Warrant shall be adjusted by multiplying the number of Exercise Shares purchasable upon exercise of this Warrant immediately prior to the date on which such change shall become effective by a fraction, the numerator of which is shall be the Exercise Price in effect immediately prior to the date on which such change shall become effective and the denominator of which shall be the Exercise Price in effect immediately after giving effect to such change, calculated in accordance with clause (i) above. Such adjustments shall be made successively whenever any event listed above shall occur.

5.2
If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each Holder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Exercise Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Exercise Shares equal to the number of Exercise Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Holder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Exercise Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Holder, at the last address of the Holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this Section 5.2 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

5.3
In case the Company shall fix a payment date for the making of a distribution to all holders of Ordinary Shares or ADSs (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 5.2), or subscription rights or warrants, the Exercise Price to be in effect after such payment date shall be determined by multiplying the Exercise Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of Ordinary Shares or ADSs outstanding multiplied by the Market Price (as defined below) per Ordinary Shares or ADSs immediately prior to such payment date, less the fair market value (as determined by the Company’s Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of Ordinary Shares or ADSs outstanding multiplied by such Market Price per share of Ordinary Shares or ADSs immediately prior to such payment date. “Market Price” as of a particular date (the “Valuation Date”) shall mean the following: (a) if the Ordinary Shares or ADSs are then listed on a national stock exchange, the closing sale price of one Ordinary Share or ADS on such exchange on the last trading day prior to the Valuation Date; (b) if the Ordinary Shares or ADSs are then quoted on The Nasdaq Stock Market, Inc. (“Nasdaq”), the National Association of Securities Dealers, Inc. OTC Bulletin Board (the “Bulletin Board”) or such similar quotation system or association, the closing sale price of one Ordinary Share or ADS on Nasdaq, the Bulletin Board or such other quotation system or association on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted thereon on the last trading day prior to the Valuation Date; or (c) if the Ordinary Shares or ADSs are not then listed on a national stock exchange or quoted on Nasdaq, the Bulletin Board or such other quotation system or association, the fair market value of one Ordinary Share or ADS as of the Valuation Date, as determined in good faith by the Board of Directors of the Company and the Holder. If the Ordinary Shares or ADSs are not then listed on a national securities exchange, Nasdaq, the Bulletin Board or such other quotation system or association, the Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Holder prior to the exercise hereunder as to the fair market value of an Ordinary Share or ADS as determined by the Board of Directors of the Company. In the event that the Board of Directors of the Company and the Holder are unable to agree upon the fair market value in respect of subpart (c) of this Section, the Company and the Holder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne equally by the Company and the Holder. Such adjustment shall be made successively whenever such a payment date is fixed.

5.4
An adjustment to the Exercise Price shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment. In the event that, as a result of an adjustment made pursuant to this Article 5, the Holder shall become entitled to receive any shares of capital stock of the Company other than Ordinary Shares or ADSs, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Exercise Shares contained in this Warrant.

5.5
Notwithstanding anything in this Warrant to the contrary, in no event shall the Exercise Price be less than the par value of the Ordinary Shares of the Company underlying the ADSs (which par value is currently HK$0.50). For so long as this Warrant remains outstanding, the Company shall not amend the par value of its Ordinary Shares except as may be required by law.

6.
Fractional Shares. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

7.	No Shareholder Rights. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

8.
Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

9.
Notices, ETC. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the signature page and to Holder at the address for such Holder set forth on the schedule of purchasers attached to the Purchase Agreement or at such other address as the Company or Holder may designate by ten days’ advance written notice to the other parties hereto.

10.	Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

11.	Successors. All the covenants and provisions hereof by or for the benefit of the Holder shall bind and inure to the benefit of its respective successors and assigns hereunder.

12.
Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Warrant shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law provisions thereof. The Company and, by accepting this Warrant, the Holder, each irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Warrant and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Warrant. The Company and, by accepting this Warrant, the Holder, each irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The Company and, by accepting this Warrant, the Holder, each irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE COMPANY AND, BY ITS ACCEPTANCE HEREOF, THE HOLDER HEREBY WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS WARRANT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

13.
Cashless Exercise. Notwithstanding any other provision contained herein to the contrary, the Holder may elect to receive, without the payment by the Holder of the aggregate Exercise Price in respect of the Exercise Shares, Exercise Shares of equal value to the value of this Warrant, or any specified portion hereof. Thereupon, the Company shall issue to the Holder such number of fully paid, validly issued and nonassessable Exercise Shares as is computed using the following formula:

X = Y (A - B)
 A

where

X =	the number of Exercise Shares to which the Holder is entitled upon such cashless exercise;

Y =
the total number of Exercise Shares issuable upon exercise of this Warrant for which the Holder has surrendered purchase rights at such time for cashless exercise (including both shares to be issued to the Holder and shares as to which the purchase rights are to be canceled as payment therefor);

A =	the “Market Price” of one Exercise Share as at the date the net issue election is made; and

B =	the Exercise Price in effect under this Warrant at the time the net issue election is made.

14.
Amendment. Any term of this Warrant may be amended or waived upon the written consent of the Company and the holders representing at least 60% of the shares issuable upon exercise of all Warrants then outstanding; provided, that (x) any such amendment or waiver must apply to all outstanding Warrants; and (y) without the consent of the Holder hereof, no amendment or waiver shall (i) change the Exercise Period, (ii) change the number of shares issuable upon exercise of this Warrant, (iii) change the Exercise Price, or (iv) change the place of to which a Notice of Exercise and this Warrant must be delivered for exercise of this Warrant. No such waiver or consent on any one instance shall be construed to be a continuing waiver or a waiver in any other instance unless it expressly so provides.

The Company has caused this Warrant to be executed by its duly authorized officer as of ____________, 2006.

SEALED WITH
THE COMMON SEAL of
CORGI INTERNATIONAL LIMITED
and signed by

___________________
George Volanakis
Chief Executive Officer

and

___________________
Ken Fowler
Chief Financial Officer

In the presence of

___________________
Signature of Witness

___________________
Name of Witness (block letters)
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	common seal

EXHIBIT C

SCHEDULE OF PURCHASERS

	Principal Amount		Shares Underlying
Purchasers	of Note	Purchase Price	Warrants

Lagunitas Partners, LP	$1,800,000.00	$1,800,000.00	315,000
50 Osgood Place San Francisco, CA 94133 Gruber and McBaine International	$600,000.00	$600,000.00	105,000
50 Osgood Place San Francisco, CA 94133 Jon D. & Linda W. Gruber Trust	$300,000.00	$300,000.00	52,500
50 Osgood Place San Francisco, CA 94133 J. Patterson McBaine	$300,000.00	$300,000.00	52,500
50 Osgood Place San Francisco, CA 94133 SRB Greenway Capital	$103,700.00	$103,700.00	18,148
[See signature page for address and contact information] SRB Greenway Capital QP	$848,000.00	$848,000.00	148,400
[See signature page for address and contact information] SRB Greenway Offshore Operating Fund	$48,300.00	$48,300.00	8,452
[See signature page for address and contact information] Walker Smith Capital (Q.P.)	$310,500.00	$310,500.00	54,338
[See signature page for address and contact information] Walker Smith Capital	$55,100.00	$55,100.00	9,642
[See signature page for address and contact information] Walker Smith International Fund	$452,500.00	$452,500.00	79,188
[See signature page for address and contact information] HHMI Investments	$181,900.00	$181,900.00	31,832
[See signature page for address and contact information] LJHS Company	$250,000.00	$250,000.00	43,750
4734 Tierra Park Ct. Reno, NV 89502-7709
Fax #: (775) 686-6049
Attn: Jack A. McLeod SYM Partners	$250,000.00	$250,000.00	43,750
4734 Tierra Park Ct. Reno, NV 89502-7709
Fax #: (775) 686-6049
Attn: Jack A. McLeod George Volanakis	$100,000.00	$100,000.00	17,500
105 Woods Way North Kingstown, RI Charles McGettigan	$50,000.00	$50,000.00	8,750
c/o McGettigan, Wick & Co., Inc., 50 Osgood Place San Francisco, CA 94133 Totals:	$5,650,000.00	$5,650,000.00	988,750